Exhibit 1.2

CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm on Internal Controls

To the Shareholders and Board of Directors of MDS Inc.

We have audited MDS Inc.’s internal control over financial reporting as of October 31, 2008, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). MDS Inc.’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s annual report on internal control over financial reporting.  Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, MDS Inc. maintained, in all material respects, effective internal control over financial reporting as of October 31, 2008, based on the COSO criteria.

We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) the consolidated statements of financial position of MDS Inc. as of October 31, 2008 and 2007 and the related consolidated statements of operations, shareholders’ equity and cash flows for each of the three years in the period ended October 31, 2008 of MDS Inc. and our report dated January 27, 2009 expressed an unqualified opinion thereon.

Toronto, Canada

January 27, 2009

CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Shareholders of MDS Inc.

We have audited the consolidated statements of financial position of MDS Inc. (the “Company”) as of October 31, 2008 and 2007 and the consolidated statements of operations, shareholders’ equity and cash flows for each of the three years in the period ended October 31, 2008.  These financial statements are the responsibility of the Company’s Management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by Management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as of October 31, 2008 and 2007 and the results of its operations and its cash flows for each of the three years in the period ended October 31, 2008 in conformity with US generally accepted accounting principles.

As discussed in Note 2 to the consolidated financial statements, the Company has restated its consolidated statements of financial position for October 31, 2007 and related consolidated statements of operations, shareholders’ equity and cash flows for each of the two years in the period then ended to correct the previous accounting treatment related to the fiscal 2006 MAPLE Facilities transaction.  Also, as discussed in Note 3 to the consolidated financial statements, effective October 31, 2007, the Company adopted the recognition and disclosure requirements of Statement of Financial Accounting Standards No. 158, “Employers’ Accounting for Defined Benefit Pensions and Other Post-Retirement Plans”, and effective November 1, 2007, the Company adopted Financial Accounting Standards Board (FASB) Interpretation No. 48, “Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No.109”.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of October 31, 2008, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated January 27, 2009 expressed an unqualified opinion thereon.

Toronto, Canada

January 27, 2009

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
As of October 31 (millions of US dollars, except share amounts)	2008	2007 Restated (Note 2)
ASSETS
Current Assets
Cash and cash equivalents	$120	$222
Short-term investments	-	102
Accounts receivable, net	264	287
Notes receivable	72	-
Unbilled revenue	86	99
Inventories, net	85	128
Income taxes recoverable	61	54
Current portion of deferred tax assets	20	45
Prepaid expenses and other	17	22
Assets held for sale	6	1
Total Current Assets	731	960

Restricted cash	13	13
Property, plant and equipment, net	301	975
Deferred tax assets	95	4
Long-term investments and other assets	125	290
Goodwill	452	782
Intangible assets, net	155	219
Total Assets	$1,872	$3,243
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable and accrued liabilities	$267	$384
Current portion of deferred revenue	79	71
Income taxes payable	1	57
Current portion of long-term debt	19	94
Current portion of deferred tax liabilities	4	10
Total Current Liabilities	370	616

Long-term debt	263	290
MAPLE financial liability	-	161
Deferred revenue	10	17
Other long-term obligations	31	30
Deferred tax liabilities	108	188
Total Liabilities	782	1,302

Shareholders’ Equity
Common shares at par – Authorized shares: unlimited; Issued and outstanding shares: 120,137,229 and 122,578,331 for 2008 and 2007, respectively	489	493
Additional paid-in capital	75	72
Retained earnings	301	880
Accumulated other comprehensive income	225	496
Total Shareholders’ Equity	1,090	1,941
Total Liabilities and Shareholders’ Equity	$1,872	$3,243
Incorporated under the Canada Business Corporations Act

Commitments and contingencies (Note 27)

See accompanying notes

On behalf of the Board:

James MacDonald, Director	William D. Anderson, Director

CONSOLIDATED STATEMENTS OF OPERATIONS

Years ended October 31
(millions of US dollars, except per share amounts)
	2008	2007 Restated (Note 2)	2006 Restated (Note 2)
Revenues
Products	$636	$564	$438
Services	579	555	517
Reimbursement revenues	100	91	105
Total revenues	1,315	1,210	1,060

Costs and expenses
Direct cost of products	(387)	(360)	(296)
Direct cost of services	(374)	(338)	(362)
Reimbursed expenses	(100)	(91)	(105)
Selling, general and administration	(280)	(265)	(220)
Research and development	(79)	(68)	(53)
Depreciation and amortization	(100)	(79)	(51)
MAPLE Facilities lease reassessment:
Write-off of construction-in-progress	(501)	-	-
Write-off of financial liability	160	-	-
Other impairment of long-lived assets	(11)	-	-
Impairment of goodwill	(320)	-	-
Restructuring charges - net	(13)	(37)	7
Change in fair value of embedded derivatives	(14)	4	-
Other income (expenses) - net	11	(84)	-
Total costs and expenses	(2,008)	(1,318)	(1,080)

Operating loss from continuing operations	(693)	(108)	(20)

Interest expense	(18)	(15)	(14)
Interest income	16	25	15
Change in fair value of interest rate swaps	2	1	-
Equity earnings	49	53	49
(Loss) income from continuing operations before income taxes	(644)	(44)	30

Income tax (provision) recovery
- current	(40)	25	65
- deferred	131	(6)	(43)
(Loss) income from continuing operations	(553)	(25)	52

Income from discontinued operations - net of income taxes	-	806	98
Net (loss) income	$(553)	$781	$150

Basic (loss) earnings per share - from continuing operations	$(4.54)	$(0.19)	$0.36
- from discontinued operations	-	6.12	0.68
Basic (loss) earnings per share	$(4.54)	$5.93	$1.04

Diluted (loss) earnings per share - from continuing operations	$(4.54)	$(0.19)	$0.36
- from discontinued operations	-	6.11	0.68
Diluted (loss) earnings per share	$(4.54)	$5.92	$1.04
See accompanying notes

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

	Common Shares		Additional Paid-in Capital	Retained Earnings Restated (Note 2)	Accumulated Other Comprehensive Income Restated (Note 2)	Total Shareholders’ Equity Restated (Note 2)

(millions of US dollars, except Common shares in thousands)	Shares (# in thousands)	Amount
Balance as of October 31, 2005	142,099	$ 535	$ 67	$ 287	$ 268	$ 1,157
Other comprehensive income:
Net income	-	-	-	150	-	150
Foreign currency translation, net of tax of $(2)	-	-	-	-	61	61
Unrealized loss on available-for-sale securities, net of tax of $1	-	-	-	-	(10)	(10)
Reclassification of realized losses, net of tax of nil	-	-	-	-	9	9
Dividends	-	-	-	(16)	-	(16)
Issuance of Common shares	361	7	-	-	-	7
Stock options exercised	1,859	24	-	-	-	24
Stock-based compensation	-	-	2	-	-	2
Balance as of October 31, 2006	144,319	566	69	421	328	1,384
Other comprehensive income:
Net income	-	-	-	781	-	781
Foreign currency translation, net of tax of $(10)	-	-	-	-	189	189
Unrealized loss on available-for-sale securities, net of tax of $2	-	-	-	-	(3)	(3)
Unrealized gain on derivatives designated as cash flow hedges, net of tax of $(2)	-	-	-	-	8	8
Reclassification of realized gains, net of tax of nil	-	-	-	-	(4)	(4)
Adoption of FAS 158, net of tax of $(5)	-	-	-	-	11	11
Dividends	-	-	-	(4)	-	(4)
Issuance of Common shares	108	2	-	-	-	2
Repurchase and cancellation of Common shares	(22,831)	(90)	-	(318)	(33)	(441)
Stock options exercised	982	15	(1)	-	-	14
Stock-based compensation	-	-	4	-	-	4
Balance as of October 31, 2007	122,578	493	72	880	496	1,941
Other comprehensive income:
Net loss	-	-	-	(553)	-	(553)
Foreign currency translation, net of tax of $10	-	-	-	-	(249)	(249)
Reclassification of realized loss, net of tax of nil	-	-	-	-	3	3
Unrealized loss on available-for-sale securities, net of tax of nil	-	-	-	-	(2)	(2)
Unrealized loss on derivatives designated as cash flow hedges, net of tax of $5	-	-	-	-	(10)	(10)
Pension liability adjustments, net of tax of $3	-	-	-	-	(7)	(7)
Repurchase and cancellation of Common shares	(2,903)	(12)	-	(26)	(6)	(44)
Stock options exercised	462	7	-	-	-	7
Stock-based compensation	-	-	6	-	-	6
Other	-	1	(3)	-	-	(2)
Balance as of October 31, 2008	120,137	$ 489	$ 75	$ 301	$ 225	$ 1,090
See accompanying notes

CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended October 31 (millions of US dollars)	2008	2007 Restated (Note 2)	2006 Restated (Note 2)
Cash flows from operating activities
Net (loss) income	$(553)	$781	$150
Less: Income from discontinued operations - net of tax	-	806	98
(Loss) income from continuing operations	(553)	(25)	52
Adjustments to reconcile net (loss) income to cash provided by operating activities relating to continuing operations
Items not affecting current cash flows	644	186	73
Net change in operating assets and liabilities	(109)	15	(105)
Cash (used in) provided by operating activities of continuing operations
	(18)	176	20
Cash (used in) provided by operating activities of discontinued operations	-	(56)	104
	(18)	120	124
Cash flows from investing activities
Acquisitions	(14)	(600)	-
Purchases of property, plant and equipment	(52)	(71)	(51)
Proceeds on sale of property, plant and equipment	2	4	-
Proceeds from sale of businesses and investments	23	13	5
Proceeds on sale of short-term investments	101	165	-
Purchases of short-term investments	-	(118)	(135)
Increase in restricted cash	-	(5)	(8)
Other	-	(15)	(11)
Cash provided by (used in) investing activities of continuing operations	60	(627)	(200)
Cash provided by investing activities of discontinued operations	-	929	73
	60	302	(127)
Cash flows from financing activities
Proceeds from MAPLE Facilities project	-	-	22
Repayment of long-term debt	(89)	(18)	(7)
Payment of cash dividends	-	(3)	(13)
Issuance of shares	7	15	26
Repurchase of shares	(44)	(441)	-
Cash (used in) provided by financing activities of continuing operations	(126)	(447)	28
Cash (used in) financing activities of discontinued operations	-	(2)	(12)
	(126)	(449)	16
Effect of foreign exchange rate changes on cash and cash equivalents	(18)	10	11
Net (decrease) increase in cash and cash equivalents during the year	(102)	(17)	24
Cash and cash equivalents, beginning of year	222	239	215
Cash and cash equivalents, end of year	$120	$222	$239
Cash interest paid	$18	$22	$21
Cash taxes paid	$88	$15	$9
See accompanying notes

Notes to Consolidated Financial Statements
[All tabular amounts in millions of US dollars, except where noted]

1.     Nature of Operations

MDS Inc. (MDS or the Company) is a Canadian-based global life sciences company that provides market-leading products and services that its customers need for the development of drugs and the diagnosis and treatment of disease. The Company is a leading global provider of pharmaceutical contract research, medical isotopes for molecular imaging, sterilization technologies, radiotherapeutics, and analytical instruments. The Company has three business segments: MDS Pharma Services, which provides pharmaceutical contract research; MDS Nordion, which is focused on molecular imaging, sterilization technologies and radiotherapeutics; and MDS Analytical Technologies, which involves the development, manufacture, and sale of analytical instruments. In 2007, the Company acquired Molecular Devices Corporation, which was combined with MDS Sciex to form MDS Analytical Technologies (Note 4).

The Company’s customers, directly or through its joint venture partners, include a broad range of manufacturers of medical products including pharmaceutical manufacturers, biotechnology companies, and manufacturers of medical supplies and devices, in addition to academic and government institutions.  These customers are located in essentially all major international markets.

2.     MAPLE Facilities Project

Background

In 1991, MDS acquired the Nordion business from the Government of Canada.  At that time, MDS assumed an existing 1988 isotope supply agreement (the 1988 Agreement) between Nordion and the Atomic Energy of Canada Limited (AECL), a Canadian Crown corporation.  The 1988 Agreement provided for the supply of isotopes from AECL to Nordion for a maximum of 23 years.  The isotopes were being produced at the AECL’s National Research Universal (NRU) reactor and were eventually to be produced from a new AECL-owned reactor called MAPLE X which was to be constructed and operated within this period to provide MDS Nordion with the assurance of a long-term supply of isotopes.  The obligation to build MAPLE X became the subject matter of a dispute between MDS, AECL, and the Government of Canada in 1993 to 1994, which resulted in the entering into a new agreement between AECL and MDS in 1996 (the 1996 Agreement).

The 1996 Agreement replaced the 1988 Agreement, provided for ongoing interim supply from the NRU, and provided for AECL to design, develop, construct and operate two nuclear reactors and a processing centre (the MAPLE Facilities) which were to be owned by MDS.  The project was intended to replace the majority of the isotope-producing capacity of AECL’s NRU reactor, and to also provide a back-up source of supply.  AECL agreed to provide interim supply of medical isotopes from NRU until the MAPLE Facilities were operational.  The MAPLE Facilities were required to achieve certain operational criteria by the year 2000 at a planned cost to MDS of C$145 million.

By 2005, the project had not yet been completed and the costs had more than doubled, with MDS’s investment exceeding C$350 million.  To address those issues, in March 2005, the Company entered into mediation with AECL related to disputes arising from the 1996 Agreement.  In February 2006, both parties agreed to a new agreement (the 2006 Agreement) under which MDS exchanged all of its ownership rights and obligations in the MAPLE Facilities for a new 40 year long-term supply of isotopes to be produced in the now AECL-owned MAPLE Facilities.  AECL also acquired $46 million of raw material inventory (Moly-99 targets) and consumable fuel bundles (highly enriched uranium) from MDS which are used to produce medical isotopes.  In return, MDS received a cash payment of $22 million and a non-interest bearing note receivable for $46 million. In addition, the interim supply agreement in the 1996 Agreement was exchanged for essentially the same interim supply agreement in the 2006 Agreement.  Under the 2006 Agreement, AECL assumed complete ownership of the MAPLE Facilities and took responsibility for all costs associated with completing the facilities and all associated ownership responsibilities including maintenance, repair, production of isotopes, and decommissioning of the MAPLE Facilities.  The MAPLE Facilities were required to meet certain operational criteria by October 31, 2008 as specified in the 2006 Agreement.  The parties retained certain rights related to existing claims.  The terms of this agreement are the subject of the Company’s current dispute with AECL as discussed below.

The transaction related to the 2006 Agreement was originally recorded in the form of a “bundled” exchange represented by a non-monetary transaction in accordance with FAS 153, Accounting for Non-Monetary Exchanges, an amendment of APB No.29.   The exchange of cash, a non-interest bearing note, inventory, construction in-progress, a long-term supply agreement and an interim supply agreement (the “Components”) resulted in a loss of $36 million being recorded in 2006. The fair value of the 40 year long-term supply agreement was recorded as an intangible asset and it was to be amortized on a straight-line basis over a 40-year period upon commencement of commercial production of MAPLE isotopes, which was expected to be no later than October 31, 2008.

On May 16, 2008, AECL and the Government of Canada announced their intention to discontinue AECL’s work on the MAPLE Facilities located at its Chalk River laboratories, effective immediately.  MDS was neither consulted nor informed in advance by AECL or the Government of Canada about their decision.  Prior to its May 16, 2008 announcement, AECL had consistently maintained in regular project review meetings with the Company that it would complete the MAPLE Facilities.  AECL’s announcement and position represents a different perspective on AECL’s obligations than that held by MDS.

On July 8, 2008, MDS served AECL with notice of arbitration proceedings seeking an order to compel AECL to fulfill its contractual obligations under the 2006 Agreement, and, in the alternative and in addition to such order, seeking significant monetary damages.  MDS concurrently filed a court claim against AECL and the Government of Canada.  MDS is seeking against AECL (i) damages in the amount of C$1.6 billion for negligence and breach of contract relating to the 1996 Agreement; and (ii) interim, interlocutory and final orders directing AECL to continue to supply radioisotopes under a certain agreement, i.e., the 2006 Agreement, pending any final judgment and completion of the MAPLE Facilities; and, against the Government of Canada, MDS is seeking (i) damages in the amount of C$1.6 billion for inducing breach of contract and interference with economic relations in respect to the 2006 Agreement; (ii) an order that MDS Nordion may set-off the damages owing to it by the Government of Canada as a result of the Government’s conduct set out herein against any amounts owing by MDS Nordion to the Government of Canada under the Facilities Development and Constructing Funding Agreement (FDCFA) (a  loan agreement between the Government of Canada and MDS for C$100 million of which C$68 million is outstanding); and (iii) an interim and interlocutory order suspending any payments that may be owing to the Government of Canada under the FDCFA pending the determination of the issues in this litigation and an interim or interlocutory order requiring the return of all security instruments delivered in connection with the FDCFA.

AECL and the Government of Canada also announced on May 16, 2008 that their decision to discontinue the MAPLE Facilities project would not impact the current supply of medical isotopes; that AECL would continue to supply medical isotopes using the NRU reactor; and that AECL would pursue an extension of the NRU operation beyond the expiry date of its current license of October 31, 2011.  While MDS supports the decision to pursue an extension of the license, the Company believes the approach does not adequately address long-term supply.  It is the Company’s position that AECL has breached its contract with MDS, and the Company believes that it has a strong case against AECL and the Government of Canada with respect to the 2006 Agreement, which we continue to actively pursue.  However, given the present stage and complex nature of the proceedings, the uncertainty in projecting the probability of any particular outcome of a dispute of this nature, the range of remedies that may be awarded under the arbitration and/or lawsuit if MDS is successful in its claim, the Company is unable to project a specific outcome related to the resolution of this dispute.

Restatement of Fiscal 2006 Accounting Related to the MAPLE Facilities

During the fourth quarter of 2008, the Company reviewed its accounting for the transaction related to the 2006 Agreement described above, and has determined that the original accounting treatment was not correct.  Instead, the portion of the 2006 Agreement relating to the 40 year long-term supply agreement resulted in an arrangement that upon completion of the MAPLE Facilities would have met the definition of a capitalized lease.  Key factors supporting this determination include the facts that MDS would have obtained substantially all of the output from the MAPLE Facilities and that MDS had made significant investments in the construction of the MAPLE Facilities prior to the 2006 Agreement, which from an accounting perspective, resulted in MDS remaining as the owner of the MAPLE Facilities.  As a result, in 2006 MDS should have recorded the MAPLE Facilities as a construction in-progress asset until completion of the project, whereupon a capitalized lease asset would be recognized and amortization would have commenced.  In addition, the capital costs incurred by AECL since 2006 should have been capitalized, with a corresponding offset to a financing liability, even though MDS has no obligation to reimburse AECL for their incurred capital costs.   The resulting impact from this restatement of the 2006 transaction, and its impact on subsequent years, is described below and in the tables and footnotes that follow.

Under the above accounting, the $356 million incurred to build the MAPLE Facilities prior to their transfer to AECL would remain as construction in-progress and no gain or loss would be recorded. As a result, the $36 million pre-tax loss and associated income taxes previously reported in 2006 have been reversed and the 2007 consolidated statement of financial position has been restated. From 2006 to 2008, $147 million of additional costs incurred by AECL in their efforts to complete the project were recorded in construction in-progress and a corresponding amount was recorded as a long-term non-cash financing liability.  In addition, a $14 million financing liability would have been recorded related to proceeds received by MDS from AECL and $25 million of implicit interest expense associated with MDS construction costs during the period should have been capitalized, resulting in an increase in net income in each period subsequent to the 2006 transaction with AECL. Prior to the write-off of the MAPLE Facilities in the fourth quarter of fiscal 2008 (see further discussion below), the restatement increased net assets by $38 million and 2008 net income by $4 million. The restatement also changed accumulated other comprehensive income by a decrease of $4 million in 2008 and an increase of $6 million in 2007.

Impact of the Financial Restatements
The following tables disclose the impact of the changes on the consolidated statement of financial position as of October 31, 2007 and the consolidated statements of operations for each of the two years in the period ended October 31, 2007 and 2006:

Consolidated Statement of Financial Position	As of October 31, 2007
	Previously Reported	Adjustments		Restated
Property, plant and equipment, net	$386	$589	a	$ 975
Intangible assets, net	583	(364)	b	219
MAPLE financial liability	-	161	c	161
Deferred tax liabilities	168	20	d	188
Retained earnings	842	38	e	880
Accumulated other comprehensive income	$490	$6		$ 496

Consolidated Statement of Operations	For the year ended October 31, 2007
	Previously Reported	Adjustments		Restated
Interest expense	$(27)	$12	e	$ (15)
Income tax (provision) – deferred	(2)	(4)	e	(6)
Net income	$773	$8		$ 781
Basic (loss) earnings per share
- from continuing operations	$(0.25)	$0.06		$ (0.19)
- from discontinued operations	6.12	-		6.12
	$5.87	$0.06		$ 5.93
Diluted (loss) earnings per share
- from continuing operations	$(0.25)	$0.06		$ (0.19)
- from discontinued operations	6.11	-		6.11
	$5.86	$0.06		$ 5.92

Consolidated Statements of Operations	For the year ended October 31, 2006
	Previously Reported	Adjustments		Restated

Other income (expenses) - net	$(36)	$36	e	$ -
Interest expense	(21)	7	e	(14)
Income tax (expense) - deferred	(30)	(13)	e	(43)
Net income	$120	$30		$ 150

Basic earnings per share
- from continuing operations	$0.15	$0.21		$ 0.36
- from discontinued operations	0.68	-		0.68
	$0.83	$0.21		$ 1.04

Diluted earnings per share
- from continuing operations	$0.15	$0.21		$ 0.36
- from discontinued operations	0.68	-		0.68
	$0.83	$0.21		$ 1.04

Notes for adjustments:

(a)	Recording of construction-in-progress and capitalized interest related to lease accounting	$589
	Additional construction-in-progress and capitalized interest during fiscal 2008	39
	Impact of foreign currency translation as at October 31, 2008	(127)
	Construction-in-progress and capitalized interest related to lease accounting as at October 31, 2008	$501
(b)	Reversal of intangible assets for long-term supply agreement recognized in fiscal 2006	$(364)
(c)	Recording of MAPLE financial liability related to lease accounting	$161
	Additional MAPLE financial liability during fiscal 2008	34
	Impact of foreign currency translation as of October 31, 2008	(35)
	MAPLE financial liability relating to lease accounting as of October 31, 2008	$160
(d)	Deferred tax liabilities relating to capitalized interest and reversal of loss on non-monetary transaction	$20
(e)	Fiscal 2007 consolidated statement of operations adjustments for capitalized interest and taxes	$8
	Fiscal 2006 consolidated statement of operations adjustments for reversal of loss on non-monetary transaction, capitalized interest and taxes	30
	Total impact on retained earnings as of October 31, 2007	$38

MAPLE Facilities Lease Reassessment

During the fourth quarter, MDS continued to pursue the arbitration and legal claims discussed above, held discussions with AECL and various Canadian governmental representatives, and further assessed the situation.  The Company also conducted its fourth quarter 2008 reassessment of the MAPLE Facilities lease as required under EITF 01-08.  Based on the Company’s current assessment of the results obtained from the above activities and other related events which occurred during its fourth quarter, it has determined that as of October 31, 2008, it can no longer support with sufficient certainty the assertion that the 2006 Agreement will be fulfilled by product from the MAPLE Facilities as required under lease accounting.  Therefore, the MAPLE Facilities no longer qualify for lease accounting and MDS is no longer considered to be the owner of the construction in-progress asset.  Accordingly, the construction in-progress asset and the related financing liability have been written-off as described below.

After restating the MAPLE Facilities transaction, the October 31, 2008 write-off includes $501 million of construction in-progress, $14 million of long-term financing liability, and $147 million representing the remaining non-cash financing liability. This write-off also resulted in the recognition of $95 million of deferred tax assets. The restatement of the MAPLE Facilities and the subsequent write-off does not affect the related AECL long-term notes receivable (MDS has received and continues to receive payments from AECL related to the non-interest bearing notes receivable) and Canadian government notes payable (MDS has made payments and continues to make payments to the Canadian government related to the non-interest bearing notes payable) as discussed in Notes 10 and 14.

Further, as noted above, while the Company believes that it has a strong case against AECL and the Government of Canada for breach of contract, because of (i) the present stage and complex nature of the proceedings against AECL and the Government of Canada, (ii) the uncertainty in projecting the probability of any outcome to a dispute of this nature and (iii) the range of remedies that may be awarded under the arbitration and/or lawsuit if we are successful in our claim, the Company is unable at this time to support the propriety of recording any specific receivable or any other specific contingent gain, in accordance with FASB No. 5, Accounting for Contingencies, based on the uncertainty of what remedy might be awarded to MDS.

3.     Summary of Significant Accounting Policies

Basis of presentation

The consolidated financial statements have been prepared by the Company in United States (US) dollars and in accordance with United States generally accepted accounting principles (US GAAP) applied on a consistent basis.  These policies are consistent with Canadian generally accepted accounting principles (Canadian GAAP) in all material respects, except as described in Note 32, “Differences Between United States and Canadian Generally Accepted Accounting Principles”.

Beginning with its fiscal 2007 year-end, the Company adopted the US dollar as its reporting currency and US GAAP as its primary reporting standard for the presentation of its consolidated financial statements.

Principles of consolidation

The consolidated financial statements include the accounts of all entities controlled by the Company, which are referred to as subsidiaries.  The Company has no interests in variable interest entities of which the Company is the primary beneficiary. All significant intercompany accounts and transactions have been eliminated.

The equity method of accounting is used for investments in entities for which the Company does not have the ability to exercise control, but has significant influence, and for entities that are jointly owned and controlled (referred to as joint ventures).

Use of estimates

The preparation of the consolidated financial statements requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period.  Estimates are used in accounting for, among other items, revenues from long-term contracts, inventory valuation, residual values of leased assets, allowance for credit losses on receivables, the amount and timing of future cash flows expected to be received on long-term investments, projections related to stock-based compensation plans, actuarial assumptions for the pension and other post-employment benefit plans, future cash flows associated with goodwill and long-lived asset valuations, and environmental and warranty reserves. The Company’s estimates are based on the facts and circumstances available at the time estimates are made, historical experience, risk of loss, general economic conditions and trends, and the Company’s assessments of the probable future outcomes of these matters. Actual results could differ from those estimates. Estimates and assumptions are reviewed periodically, and the effects of changes, if any, are reflected in the consolidated statements of operations in the period that they are determined.

Cash and cash equivalents
Cash and cash equivalents include cash on hand, balances with banks, demand deposits, and investments with maturities of three months or less at the time the investment is made.  The fair value of cash and cash equivalents approximates the amounts shown in the consolidated financial statements.

Restricted cash
Restricted cash includes cash held for specific purposes related largely to acquisitions, divestures, or liability insurance.

Short-term investments
Short-term investments are investments with original maturities of greater than three months and less than one year at the time the investment is made.

The Company accounts for its short-term investments in accordance with SFAS No.115, “Accounting for Certain Investments in Debt and Equity Securities”. Short-term investments included securities that are classified as available-for-sale and are reported at fair value.

Realized gains and losses on securities are included in income and are determined using the specific identification method. Unrealized holding gains and losses on securities classified as available-for-sale are excluded from income and are reported in accumulated other comprehensive income, net of related income taxes.

Allowance for doubtful accounts

The Company maintains bad debt reserves based on a variety of factors, including the length of time the receivables are past due, macroeconomic conditions, significant one-time events, historical experience and the financial condition of customers.  The Company records a specific reserve for individual accounts when it becomes aware of a customer’s inability to meet its financial obligations, such as in the case of bankruptcy filings or deterioration in the customer’s operating results or financial position.  If circumstances related to a customer change, the Company would further adjust estimates of the recoverability of receivables.

Inventories

Inventories of raw materials and supplies are recorded at the lower of cost, determined on a first-in, first-out (FIFO) basis, or market.  Finished goods and work-in-process include the cost of material, labor and manufacturing overhead and are recorded on a FIFO basis at the lower of cost or market.

Property, plant and equipment

Property, plant and equipment, including assets under capital leases, are carried in the accounts at cost less accumulated depreciation.  Gains and losses arising on the disposal of individual assets are recognized in income in the period of disposal.

The costs associated with modifications to facilities owned by others to permit isotope production are deferred and recorded as facility modifications and amortized over the expected contractual production.

Costs, including financing charges and certain design, construction and installation costs, related to assets that are under construction and are in the process of being readied for their intended use are recorded as construction in-progress and are not subject to depreciation.

Depreciation, which is recorded from the date on which each asset is placed into service, is generally provided for on a straight-line basis over the estimated useful lives of the property, plant and equipment as follows:

Buildings                                                25 – 40 years

Equipment                                              3 – 10 years

Furniture and fixtures                           3 – 10 years

Computer systems                                3 – 7 years

Leaseholds improvements                   Term of the lease plus renewal periods, when renewal is reasonably assured

Capitalized software

The Company accounts for internal-use software in accordance with the provisions of AICPA Statement of Position (SOP) No. 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use”, which requires capitalization of certain internal and external costs incurred to acquire or create internal use software, principally related to software coding, designing system interfaces, and installation and testing of the software. Costs incurred in the preliminary project stage and the post-implementation stage are expensed as incurred.  The Company amortizes capitalized costs using the straight-line method over the estimated useful life of the software, generally over a period of three to seven years.

Goodwill

All business combinations are accounted for using the purchase method.  Goodwill represents the excess of the purchase price and related costs over the fair value assigned to the net tangible and intangible assets of the business acquired.  In accordance with SFAS No.142, “Goodwill and Other Intangible Assets”(SFAS No.142), goodwill is not amortized but is tested for impairment, at least annually, at the reporting unit level.

An assessment of the recoverability of goodwill is performed by the Company each fiscal year.  This same impairment test will be performed at other times during the course of the year should an event occur which suggests that the recoverability of goodwill should be reconsidered.

Intangible assets

Intangible assets consist of acquired technology, brands, and licenses.  Intangible assets acquired through asset acquisitions or business combinations are initially recognized at fair value based on an allocation of the purchase price.

Licenses are amortized on a straight-line basis over their useful life, which is the term of the license.  Acquired technology represents the value of proprietary ‘‘know-how’’ that was technologically feasible as of the acquisition date.  Acquired technology is amortized on a straight-line basis over its estimated useful life, which ranges between two and seven years.

Brands represent the value placed on a corporate brand as well as the product brands used to promote the Company and its products in the marketplace.  Brands have a definite life and are amortized on a straight-line basis over their estimated useful life.

The Company evaluates the reasonableness of the estimated useful lives of these intangible assets on an annual basis or at other times during the course of the year should an event occur which suggests that the useful lives should be reconsidered.

In accordance with SFAS No.141, “Business Combinations”, MDS immediately expenses acquired in-process research and development.

Impairment of long-lived assets

The Company evaluates the carrying value of long-lived assets, including property, plant and equipment, for potential impairment when events and circumstances warrant a review in accordance with SFAS No.144, “Accounting for Impairment or Disposal of Long-Lived Assets”(SFAS No. 144).  Factors that the Company considers important that could trigger an impairment review include, but are not limited to, significant underperformance relative to historical or projected future operating results, significant changes in the manner of use of the acquired assets or the strategy for the Company’s overall business, significant negative industry or economic trends, a significant adverse legal or regulatory development, a significant decline in the Company's stock price for a sustained period, and the Company’s market capitalization relative to its net book value.

The carrying value of a long-lived asset is considered impaired when the anticipated net recoverable amount of the asset is less than its carrying value.  In that event, a loss is recognized in an amount equal to the difference between the carrying value and fair value less costs of disposal by a charge to income.  The anticipated net recoverable amount for a long-lived asset is an amount equal to the anticipated undiscounted cash flows net of directly attributable general and administration costs, carrying costs, and income taxes, plus the expected residual value, if any.

When required, the fair values of long-lived assets are estimated using accepted valuation methodologies, such as discounted future net cash flows, earnings multiples, or prices for similar assets, whichever is most appropriate under the circumstances.

Long-term investments

The Company accounts for long-term investments where it has the ability to exercise significant influence using the equity method of accounting in accordance with Accounting Principles Board Opinion (APB) No.18, “The Equity Method of Accounting for Investments in Common Stock”.  In situations where the Company does not exercise significant influence over a long-term investee that is not publicly listed, the investments are recorded at cost.  Investments in public companies are accounted for at fair value.  The Company periodically reviews these investments for impairment.  In the event the carrying value of an investment exceeds its fair value and the decline in fair value is determined to be other than temporary, the Company writes down the value of the investment to its fair value.

Leases

Leases entered into by the Company in which substantially all of the benefits and risks of ownership are transferred to the Company are recorded as obligations under capital leases, and under the corresponding category of property, plant and equipment.  Obligations under capital leases reflect the present value of future lease payments, discounted at an appropriate interest rate, and are reduced by rental payments net of imputed interest.  Property, plant, and equipment under capital leases is depreciated based on the useful life of the asset.  All other leases are classified as operating leases and leasing costs, including any rent holidays, leasehold incentives, and rent concessions, are amortized on a straight-line basis over the lease term. From February 22, 2006 until the Octobere 31, 2008 write-off of the MAPLE Facilities, the Company was also considered to be the constructive owner of the MAPLE Facilities as per Emerging Issues Task Force (EITF) 97-10, “The Effect of Lessee Involvement in Asset Construction”.

Revenue recognition

Revenues are recorded when title to goods passes or services are provided to customers, the price is fixed or determinable, and collection is reasonably assured.  For the majority of product revenues, title passes to the buyer at the time of shipment and revenue is recorded at that time.

Certain services are provided to customers on a per-unit pricing basis.  Revenues for such services are recognized when the service has been performed and a contractual right to bill exists.

A significant portion of the Company’s pharmaceutical research services revenues are provided under the terms of long-term contracts that can extend from several months to several years.  Revenues on these contracts are recognized using the percentage-of-completion method based on a proportional performance basis using output as a measure of performance.  Losses, if any, on these contracts are provided for in full at the time such losses are identified.  Services performed in advance of billings are recorded as unbilled revenue pursuant to the contractual terms.  In general, amounts become billable upon the achievement of certain milestones or in accordance with predetermined payment schedules.  Changes in the scope of work generally result in a renegotiation of contract terms.  Renegotiated amounts are not included in net revenues until earned and realization is assured.  Billings in excess of services performed to date or in excess of costs plus estimated profits on contracts in progress are recorded as deferred revenue.  Customer advances on contracts in progress are shown as liabilities.

The Company recognizes revenue and related costs for arrangements with multiple deliverables, such as equipment and installation, as each element is delivered or completed based upon its relative fair value.  If fair value is not available for any undelivered element, revenue for all elements is deferred until delivery is completed.  When a portion of the customer’s payment is not due until installation or acceptance, the Company defers that portion of the revenue until completion of installation or acceptance has been obtained.  Revenues for training are deferred until the service is completed.  Revenues for extended service contracts are recognized ratably over the contract period.  Provisions for discounts, warranties, rebates to customers, returns and other adjustments are provided for in the period the related sales are recorded.

Reimbursement revenues

In connection with the management of clinical trials, the Company pays, on behalf of its customers, fees to physicians and medical establishments acting as clinical trial investigators, fees to certain volunteers in clinical trials, as well as other out-of-pocket costs for items such as travel, printing, meetings and couriers. The Company is reimbursed at cost, without mark-up or profit, for these expenditures. In connection with the requirements of EITF Issue No. 01-14, “Income Statement Characterization of Reimbursements Received for "Out-of-Pocket" Expenses Incurred”, amounts paid to volunteers and other out-of-pocket costs are reflected in operating expenses as reimbursed expenses, while the reimbursements due are reported as reimbursement revenues in the consolidated statements of operations.

Revenue and expense associated with fees paid to investigators and the associated reimbursement are netted in the consolidated statements of operations as the Company acts as an agent on behalf of the pharmaceutical company sponsors with regard to investigator payments. During the years ended October 31, 2008, 2007 and 2006, these fees were approximately $50 million,
$63 million, and $38 million, respectively.

Warranty costs

A provision for warranties is recognized when the underlying products or services are recorded as revenues. The provision is based on estimated future costs using historical labor and material costs to estimate costs that will be incurred in the warranty period.

Stock-based compensation

The Company accounts for its stock-based compensation in accordance with the provisions of SFAS No.123R, “Share Based Payment”. The fair value of stock options granted on and after November 1, 2003 is recognized as compensation expense on a straight-line basis over the applicable stock option vesting period.  The expense is included in selling, general, and administration expenses in the consolidated statements of operations and as additional paid-in capital grouped within shareholders’ equity on the consolidated statements of financial position.  The consideration received on the exercise of stock options is credited to share capital at the time of exercise along with the associated amount of additional paid-in capital.

Certain incentive compensation plans of the Company base the determination of compensation to be paid in the future on the price of the Company’s publicly traded shares at the time of payment or time of the grant date.  Expenses related to these plans are recorded as a liability and charged to income over the period in which the amounts are earned, based on an estimate of the current fair value of amounts that will be paid in the future.

Pension, post-retirement and other post-employment benefit plans

The Company offers a number of benefit plans that provide pension and other post-retirement benefits.  The current service cost of benefit plans is charged to income.  Cost is computed on an actuarial basis using the projected benefits method and based on management’s best estimates of investment yields, salary escalation and other factors.

The expected costs of post-employment benefits, other than pensions, for active employees are accrued in the consolidated financial statements during the years in which employees provide service to the Company.  Adjustments resulting from plan amendments, experience gains and losses, or changes in assumptions are amortized over the remaining average service term of active employees.  Other post-employment benefits are recognized when the event triggering the obligation occurs.

On October 31, 2007, the Company adopted the recognition and disclosure requirements of SFAS No.158, “Employers’ Accounting for Defined Benefit Pension and Other Post-Retirement Plans - an amendment of FASB Statements No. 87, 88, 106, and 132(R)”. This statement requires employers that sponsor defined benefit plans to recognize the funded status of a benefit plan on its balance sheet; recognize gains, losses, and prior service costs or credits that arise during the period that are not recognized as components of net periodic benefit cost as a component of accumulated other comprehensive income, net of tax; measure defined benefit plan assets and obligations as of the date of the employer’s fiscal year-end balance sheet; and disclose in the notes to financial statements additional information about certain effects on net periodic benefit cost for the next fiscal year that arise from delayed recognition of the gains or losses, prior service costs or credits, and transition assets or obligations.

Research and development (R&D)

The Company conducts various R&D programs and incurs costs related to these activities, including employee compensation, materials, professional services, facilities costs, and equipment depreciation.  R&D costs, including internally processed, are expensed in the periods in which they are incurred.

Income taxes

The Company accounts for income taxes under the liability method according to SFAS No.109 “Accounting for Income Taxes”. Deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The Company provides a valuation allowance against its deferred tax assets when it believes that it is more likely than not that the asset will not be realized.

Investment tax credits related to the acquisition of assets are deferred and amortized to income on the same basis as the related assets, while those related to current expenses are included in the determination of income for the year.  All non-refundable investment tax credits recognized in income are recorded as a reduction in income tax expense for the year.  Refundable tax credits are recorded as a reduction in the related expense.

On November 1, 2007, the Company adopted the provisions of the FASB interpretation No. 48 (FIN 48), “Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109”.   FIN 48 clarifies accounting for uncertainty in income taxes recognized in an enterprise’s financial statements and prescribes a recognition threshold of more likely than not to be sustained upon audit examination.  See Note 21 for more information regarding the Company’s adoption of FIN 48.

Earnings per share
Basic earnings per share is calculated by dividing net income by the weighted average number of common shares outstanding during the year.

Diluted earnings per share has been calculated using the treasury stock method, by dividing net income available to common shareholders by the sum of the weighted average number of common shares outstanding and all additional common shares that would have been outstanding shares arising from the exercise of potentially dilutive stock options during the year.  This method computes the number of incremental shares by assuming the outstanding stock options are exercised, then reduced by the number of common shares assumed to be repurchased from the total of issuance proceeds plus future period compensation expense on options granted on or after November 1, 2003, using the average market price of the Company’s common shares during the applicable period.

Foreign currency translation

Although the Company reports its financial results in US dollars, the functional currency of the Company’s Canadian operations is Canadian dollars and the functional currencies of the Company’s foreign subsidiaries are their local currencies. In accordance with SFAS No.52, “Foreign Currency Translation”, the financial statements of these subsidiaries are translated into US dollars as follows: assets and liabilities at year-end exchange rates; revenues and expenses at average exchange rates for the period; and the Company’s net investment in foreign subsidiaries at historical exchange rates. Exchange gains and losses on foreign currency transactions are recorded in Other income (expenses) - net.

Exchange gains or losses arising on translation of the Company’s net equity investments in these foreign subsidiaries and those arising on translation of foreign currency long-term liabilities designated as hedges of these investments are recorded as other comprehensive income. Upon reduction of the Company’s investment in the foreign subsidiary, due to a sale or complete or substantially complete liquidation, the amount included in accumulated other comprehensive income is recognized in income.

Derivative financial instruments

The Company operates globally, which gives rise to risks that its income and cash flows may be adversely impacted by fluctuations in foreign exchange rates and interest rates.  In order to manage or hedge these risks, the Company enters into foreign currency forward contracts, foreign currency option contracts, and interest rate swap contracts.  These are considered to be derivative financial instruments. The Company does not use derivative financial instruments for trading or speculative purposes.

When derivatives are designated as hedges, the Company classifies them either as: (i) hedges of the change in the fair value of recognized assets or liabilities or firm commitments (fair value hedges); (ii) hedges of the variability in highly probable future cash flows attributable to a recognized asset or liability, or a forecasted transaction (cash flow hedges); or (iii) hedges of net investments in foreign operations (net investment hedges).

The Company hedges its net investment in certain US subsidiaries by designating its US dollar denominated long-term debt as an effective hedge against this exposure.

The effective portion of foreign currency gains and losses on contracts used to hedge anticipated foreign currency denominated sales are recognized as an adjustment to revenues when the sale is recorded.

Interest rate swap contracts may be used as part of the Company’s program to manage the fixed and floating interest rate mix of the Company’s total debt portfolio and the overall cost of borrowing.  Interest rate contracts involve the periodic exchange of payments without the exchange of the notional principal amount upon which the payments are based. The effective portion, if any, of the change in derivative fair value is included in accumulated other comprehensive income until the hedged transactions occur. At that time, the amount is reclassified into income. The change in the derivative’s fair value attributable to the ineffective portion, together with the time value that is excluded from the assessment of effectiveness, is included in earnings in the period.

The Company documents all relationships between hedging instruments and hedged items contemporaneously, at the inception of the hedge as well as the risk management objectives and strategy for undertaking various hedge transactions.  This process includes linking all derivatives to specific assets and liabilities on the consolidated statements of financial position or to specific firm commitments or forecasted transactions.  The Company also assesses, both at the inception of the hedge and on an ongoing basis, whether the derivatives that are used are effective in offsetting changes in the fair values or the cash flows of hedged items.

The Company records derivatives as assets and liabilities measured at fair value.  For a derivative designated as a fair value hedge, changes in the fair value of the derivative and of the hedged item attributable to the hedged risk are recognized in income in the period in which the changes occur.  For a derivative designated as a cash flow hedge, the effective portions of changes in the fair value of the derivative are recorded in accumulated other comprehensive income and are recognized in income when the hedged item affects the statements of operations.  Ineffective portions of changes in the fair value of the derivative in a cash flow hedge are recognized in other income (expense) - net in the period in which the changes occur.  If the derivative has not been designated as an accounting hedge relationship or if a designated hedging relationship is no longer highly effective, changes in the fair value of the derivative are recognized in income beginning in the period in which the changes occur.

When a fair value hedging relationship is terminated upon the sale of a derivative, or the hedging relationship is de-designated, the fair value basis adjustment recorded on the hedged item is recognized in the same manner as the other components of the hedged item.  For a cash flow hedge that is terminated because the derivative is sold, expired or the relationship is de-designated, the unrealized gain on loss remains in accumulated other comprehensive income until the hedged item affects the statement of operations.  If a cash flow or fair value hedging relationship is terminated because the underlying hedged item is repaid or is sold, or it is no longer probable that the hedged forecasted transaction will occur, the accumulated balance in the accumulated other comprehensive income or the fair value basis adjustment recorded on the hedged item is recorded immediately in income.

Comprehensive income

The Company accounts for comprehensive income in accordance with SFAS No.130, “Reporting Comprehensive Income”. As it relates to the Company, comprehensive income is defined as net income plus the sum of the changes in unrealized gains (losses) on derivatives designated as cash flow hedges, unrealized gains (losses) on translation of debt designated as a hedge of the net investment in self-sustaining foreign subsidiaries, foreign currency translation gains (losses) on self-sustaining foreign subsidiaries and an unrealized gain (loss) on translation resulting from the application of US dollar reporting and is presented in the consolidated statements of  shareholders’ equity, net of income taxes.

Recent accounting pronouncements

United States

a)    In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (SFAS No. 157). SFAS No. 157 provides guidance for using fair value to measure assets and liabilities. It also responds to investors’ requests for expanded information about the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurements on earnings. SFAS No. 157 applies whenever other standards require (or permit) assets or liabilities to be measured at fair value, and does not expand the use of fair value in any new circumstances. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and is required to be adopted by the Company on November 1, 2008. The Company does not expect the adoption of SFAS No. 157 to have a material impact on its consolidated results of operations and financial condition.

b)    In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities Including an amendment of FASB Statement No. 115” (SFAS No. 159). This Statement permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. The Company is required to adopt the provisions of SFAS No. 159 on November 1, 2008. The adoption is not expected to have a material impact on the consolidated results of operations and financial condition.

c)    In December 2007, the FASB issued SFAS No. 141R, “Business Combinations” (SFAS No. 141R). The objective of this statement is to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial reports about a business combination and its effects. To accomplish that, this statement establishes principles and requirements for how the acquirer: (a) recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any non controlling interest in the acquiree; (b) recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase; and (c) determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. The Company is required to adopt the provisions of SFAS No. 141R effective for acquisitions after October 31, 2009.  The Company is currently evaluating the effects this will have on its consolidated results of operations and financial condition. The impact would be on a prospective basis, except for unrecognized tax effects of previous acquisitions.

d)    In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements - an amendment of ARB No. 51” (SFAS No.160), which is effective for fiscal years beginning after December 15, 2008. The objective of this Statement is to improve the relevance, comparability, and transparency of the financial information that a reporting entity provides in its consolidated financial statements related to the noncontrolling interest held by others in entities that are consolidated by the reporting entity. The provisions of SFAS No.160 are required to be adopted by the Company on November 1, 2009, and are not expected to have a material impact on the Company’s consolidated results of operations and financial condition.

e)    In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities - an amendment of FASB Statement 133” (SFAS No. 161), which is effective for fiscal years and interim periods beginning after November 15, 2008.  MDS plans to adopt the provisions of SFAS No. 161 in the first quarter ending January 31, 2009.

f)     In April 2008, the FASB issued Financial Statement Position 142-3, “Determination of the Useful Life of Intangible Assets” (FSP 142-3).  FSP 142-3 provides guidance with respect to estimating the useful lives of recognized intangible assets acquired on or after the effective date and requires additional disclosure related to the renewal or extension of the terms of recognized intangible assets.  FSP 142-3 is effective for fiscal years and interim periods beginning after December 15, 2008. The adoption of FSP 142-3 is planned for the first quarter ending January 31, 2009, and is not expected to have a material impact on the Company’s consolidated results of operations and financial condition.

g)    In May 2008, the FASB issued SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles” (SFAS No. 162). Under SFAS No. 162, which is effective on November 15, 2008, the US GAAP hierarchy will now reside in the accounting literature established by the FASB.  SFAS No.162 identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements in conformity with US GAAP. The Company plans to adopt SFAS No. 162 during the first quarter ending January 31, 2009, which is not expected to impact the Company’s consolidated financial statements.

International Accounting Standards

The Company has been monitoring the deliberations and progress being made by accounting standard setting bodies and securities regulators both in Canada and in the United States with respect to their plans regarding convergence to International Financial Reporting Standards (IFRS).  The Accounting Standards Board in Canada and the Canadian Securities Administrators (CSA) has issued CSA Notice 52-321 that confirms that domestic issuers will be required to transition to IFRS for fiscal years beginning on or after January 1, 2011.  However, domestic issuers that are also a Securities and Exchange Commission (SEC) registrant, like MDS, will be able to continue to report under US GAAP.

On November 14, 2008, the SEC issued its “Roadmap” for the potential use of financial statements prepared in accordance with IFRS by US issuers. The Roadmap sets forth several milestones that, if achieved, could result in the mandatory use of IFRS in financial statements filed with the SEC beginning in 2014, 2015, or 2016, depending on the size of the issuer, and allows for the early adoption for years ending after December 15, 2009.  The SEC intends to monitor the progress of achieving the milestones before it makes its final decision in 2011 about whether to proceed with a mandatory adoption of IFRS.

MDS adopted US GAAP as its primary reporting standard for its consolidated financial statements in fiscal 2007.  We commenced reporting under US GAAP to improve the comparability of our financial information with that of our competitors, the majority of whom are US-based multinational companies that report under US GAAP. Under CSA guidelines, there is currently no date that the Company is required to adopt IFRS. The Company currently expects to adopt IFRS as its primary reporting standard when the SEC either requires domestic registrants in the US to transition to IFRS or when a majority of our competitors commence to report under IFRS.

Canadian Accounting Standards

For an update of recent Canadian accounting standards, see Note 32.

4.     Acquisitions

a)    Blueshift Biotechnologies Inc.

On June 26, 2008, MDS acquired 100% of the common shares of Blueshift Biotechnologies Inc. (Blueshift), a small biomedical company focused on the development of screening platforms for life sciences research. The Company acquired Blueshift primarily to utilize its technologies to expand the Company’s analytical instrumentation and related product offerings. The purchase price totaled $14 million, of which $1 million has been placed in escrow. This escrow amount less claims for indemnifications will be released to the vendors on June 26, 2009. An additional amount of $0.5 million has been placed in escrow, which is contingent on the achievement of certain milestones.

The acquisition has been accounted for as a purchase in accordance with SFAS No. 141, “Business Combinations” (SFAS No. 141) and the Company has allocated the purchase price to the assets acquired and the liabilities assumed. The purchase price and related allocations have been finalized. In connection with determining the fair value of the assets acquired and the liabilities assumed, management performed assessments of the assets and liabilities using customary valuation procedures and techniques. The operations for this acquisition are reported within the results of the MDS Analytical Technologies segment in the consolidated financial statements from the acquisition date. The impact and effect of pro forma information for the Company assuming this acquisition occurred on November 1, 2007 and November 1, 2006, respectively, is immaterial.

b)    Molecular Devices Corporation

On March 20, 2007, the Company completed a tender offer, which resulted in the Company acquiring 100% of the shares of Molecular Devices Corporation (MDC), a California-based company with global operations. MDC designs, develops, manufactures, sells and services bioanalytical measurement systems that accelerate and improve drug discovery and other life sciences research. The Company acquired MDC primarily to add their leading-edge products and to strengthen the Company’s position as one of the top global providers of analytical instrumentation and related products marketed to life sciences customers. The operations for this acquisition are reported within the results of the MDS Analytical Technologies segment in the consolidated financial statements from the acquisition date.

The aggregate purchase consideration, net of cash acquired of $21 million, was $600 million, paid in cash from existing cash on hand. Included in the consideration is a $27 million cash cost to buy back outstanding in-the-money options of MDC at the closing date of the acquisition. Direct and incremental third party acquisition costs associated with the acquisition and included in the aggregate purchase consideration of $600 million were approximately $7 million. Since October 31, 2007, the principal change in the purchase price allocation relates to a lower value placed upon acquired brands of $30 million. The purchase price and related allocations have been finalized in fiscal 2008 and are detailed in the table below.

The acquisition has been accounted for as a purchase in accordance with SFAS No.141 and, accordingly, the purchase price of the acquisition has been allocated based upon the fair values of the assets acquired and liabilities assumed.

c)    Other Acquisition

In December 2007, MDS acquired 100% of the outstanding share capital of a company that is developing a product complementary to MDS Analytical Technologies’ product portfolio. MDS paid total consideration of $4 million, which consisted of cash of $2 million on closing and subsequent contingent cash consideration of $2 million. Management has determined that the acquired product does not constitute a business as it requires a significant amount of modification to achieve widespread commercial viability. As a result, the total consideration of $4 million has been recorded as in-process research and development.

d)    Acquisition Cost Allocations

Blueshift		MDC
Net tangible assets	$-	$26
Developed technologies (five-year weighted average useful life)	8	161
Brands	-	30
Goodwill (not deductible for income tax purposes)	6	383
Total purchase price	$14	$600

Net tangible assets for MDC of $26 million comprise $40 million of inventories, $12 million of property, plant and equipment, $19 million of acquired net deferred tax liabilities, a charge of $8 million to eliminate redundant positions and consolidate redundant facilities over the course of the next year, and $1 million of other net assets.

5.     Discontinued Operations and Assets Held for Sale

In accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-lived Assets” (SFAS No. 144), long-lived assets classified as held for sale are measured at the lower of cost or fair value less costs to sell. Long-lived assets to be disposed of other than by sale are classified as held and used until disposed. The Company classified certain operations as held for sale in accordance with SFAS No. 144.

a)    During fiscal 2008, the Company adopted a plan to dispose of an office building in Phoenix, Arizona, which is part of MDS Pharma Services, which will no longer be utilized due to the move to another facility.  Although the Company had originally estimated that the final sale and disposal of the asset would be completed by mid-2009, recent and ongoing global and economic and market conditions have resulted in management updating its expectations that the disposition will be completed in 2010 due to these uncertain times. In connection with the plan of disposal, the Company determined that the $6 million carrying value of the building does not exceed its fair value and thus, no impairment loss has been recorded.  This asset is presented on the consolidated statements of financial position in “Assets held for sale” and is no longer depreciated.

b)    During fiscal 2008, the Company signed an agreement to sell its external beam therapy and self-contained irradiator product lines.  Under the terms of the agreement, Best Medical International Inc. (Best Medical) purchased MDS Nordion’s external beam therapy and self-contained irradiator product lines for $15 million in cash.  These two product lines have combined annualized revenues of approximately $32 million and approximately 150 employees.  The Company recorded a loss on sale of this business of $4 million, including a $1 million impairment of goodwill.  In accordance with SFAS No.88, “Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits”, a pension curtailment gain of approximately $1 million was recorded as a result of the transfer of employees to Best Medical.

c)    In October 2006, the Company signed an agreement to sell its Canadian laboratory services business, MDS Diagnostic Services, to Borealis Infrastructure Management Inc. in a C$1.3 billion transaction.  The sale of MDS Diagnostic Services closed in February 2007. The sale was structured as an asset purchase transaction and after provision for taxes, expenses and amounts attributable to minority interests resulted in net proceeds of $988 million, comprising $929 million in cash and $65 million in an unconditional non-interest bearing note payable in March 2009.  This note was recorded at an effective interest rate of 4.4% and had a book value of
$59 million. Included in income from discontinued operations is a gain of $791 million net of income taxes on the transaction, which the Company recorded in fiscal 2007.  Goodwill associated with the sale of the diagnostic services business amounted to $56 million.

d)    During fiscal 2006, the Company completed the sale of its 50% interest in Source Medical Corporation; its 26% interest in Calgary Laboratory Services; and various pharmaceutical services operations. As a result of these transactions, the Company received proceeds from the sale of discontinued operations and other businesses totaling $78 million and recorded a net gain of $24 million in 2006. Goodwill associated with the sale of the discontinued operations in 2006 amounted to $24 million.

The operating results of MDS Diagnostic Services and Source Medical Corporation have been reported as income from discontinued operations on the consolidated statements of operations. The sale of MDS Nordion’s two product lines does not meet the requirements for discontinued operations. The results of the discontinued operations for the years ended October 31 were as follows:

	2007	2006
Net revenues	$95	$362
Cost of revenues	(57)	(225)
Selling, general and administration	(16)	(53)
Depreciation and amortization	-	(10)
Restructuring charges[1]	-	(1)
Other expenses	-	(3)
Operating income	22	70
Gain on sale of discontinued operations	904	24
Dividend and interest income	1	2
Income taxes	(117)	7
Minority interest	(5)	(8)
Equity earnings	1	3
Income from discontinued operations – net of income tax	$806	$98
1 Included in the income from discontinued operations are net restructuring charges for 2006 associated with workforce reductions.

6.     Short-Term Investments

As at October 31, 2008, the Company held no short-term investments.  As at October 31, 2007, short-term investments of
$102 million consisted of bankers’ acceptances and treasury bills, which have either been sold or matured during fiscal 2008.

7.     Accounts Receivable

	2008	2007
Trade accounts receivable	$237	$238
Other receivables	33	54
	270	292
Allowance for doubtful accounts	(6)	(5)
Accounts receivable, net	$264	$287

8.     Inventories

	2008	2007
Raw materials and supplies	$60	$83
Work-in-process	14	34
Finished goods	21	26
	95	143
Allowance for excess and obsolete inventory	(10)	(15)
Inventories, net	$85	$128

9.     Property, Plant and Equipment

	2008		2007 Restated (Note 2)
	Cost	Accumulated Depreciation	Cost	Accumulated Depreciation
Land	$25	$-	$25	$-
Buildings	142	43	176	60
Equipment	199	139	266	182
Furniture and fixtures	26	20	29	22
Computer systems	136	81	145	77
Leasehold improvements	58	31	60	33
Facility modifications	23	13	30	15
Construction in-progress	19	-	633	-
	628		1,364
Accumulated depreciation	(327)		(389)
Property, plant and equipment, net	$301	$327	$975	$389

Included in property, plant and equipment are assets under capital leases and construction in-progress as follows:

	2008		2007 Restated (Note 2)
	Cost	Accumulated Depreciation	Cost	Accumulated Depreciation
Buildings	$-	$-	$15	$6
Computer systems	3	2	3	2
Construction in-progress[1]	-	-	589	-
	3		607
Accumulated depreciation	(2)		(8)
	$1	$2	$599	$8
1 Construction in-progress only relates to the MAPLE Facilities.

During fiscal 2008, depreciation expense of $1 million (2007 – $4 million; 2006 – $1 million) was recorded on assets under capital leases.

Computer systems include capitalized software having a net book value of $44 million (2007 – $35 million).  During fiscal 2008, amortization charges associated with capitalized software were $17 million (2007 – $8 million; 2006 – $8 million).

As previously discussed (Note 2), the Company has determined that its original fiscal 2006 accounting treatment for the MAPLE Facilities was not correct and has restated its historical results to report the MAPLE Facilities as construction in-progress (with an impact of $356 million), and when completed, as a capital lease with an estimated 40-year useful life. During the fourth quarter of fiscal 2008, the Company has written off the net assets related to the MAPLE Facilities.

10.   Long-Term Investments and Other Assets

	2008	2007
Financial instrument pledged as security on long-term debt(a) (Note 14)	$35	$46
Long-term notes receivable(b)	30	125
Equity investment(c)	5	10
Investment in joint ventures (Note 25)	13	38
Available for sale investments(d)	16	32
Deferred pension assets (Note 24)	26	39
Long-term investments and other assets	$125	$290

(a)   Financial instrument pledged as security on long-term debt

The financial instrument pledged as security on long-term debt, which is classified as held to maturity, has a fair value that approximate its carrying value.  The effective annual interest rate is 7.02% and it is repayable semi-annually over 15 years commencing October 2, 2000.  As of October 31, 2008, the fair value of this financial instrument is $38 million (C$46 million), of which $3 million is included in cash and cash equivalents.

(b)  Long-term notes receivable

In fiscal 2006, as a result of a comprehensive mediation process that resulted in an exchange of assets between the Company and AECL related to the MAPLE Facilities, a long-term note receivable for $38 million after discounting was received by the Company.  This non-interest bearing note receivable is repayable monthly over four years commencing in 2008.  All scheduled monthly payments due have been received. The note receivable is net of an unamortized discount based on an imputed interest rate of 4.5%.  The value as at October 31, 2008 is $40 million, of which $10 million is included in notes receivable. The note receivable will be accreted up to its face amount of C$53 million over a period of four years.   Refer to Note 2, “MAPLE Facilities Project”.

A $62 million Canadian denominated note receivable relating to the sale of the diagnostics business referred to in Note 5(c) was reclassified from long-term investments and other assets to notes receivable as it is due on March 31, 2009. The note has an imputed interest rate of 4.5%.

(c)   Equity investment

The Company owns 45.7% of the outstanding shares of Lumira Capital Corp., (Lumira), formerly MDS Capital Corp. Lumira is an investment fund management company that also has long-term investments in development-stage enterprises that have not yet earned significant revenues from their intended business activities or established their commercial viability. The recovery of invested amounts and the realization of investment returns is dependent upon the successful resolution of scientific, regulatory, competitive, political and other risk factors, as well as the eventual commercial success of these enterprises. These investments are subject to measurement uncertainty, and adverse developments could result in further write-downs of the carrying values. In 2007, the Company wrote down this investment to its estimated fair value and recorded a provision of $6 million in other expenses. In February 2008, the Company received $4 million in cash from Lumira as a distribution and reduction in stated capital.

(d)  Available for sale investments

(i)  Asset Backed Commercial Paper

Included in available for sale investments is an investment in non-bank sponsored asset backed commercial paper (ABCP) issued by two trusts with an original cost of C$17 million. As a result of liquidity issues in the Canadian ABCP market that began in August 2007, this investment did not settle at maturity in September 2007.  On September 6, 2007, a Pan-Canadian Investors Committee (the Committee) was formed to propose a solution to the liquidity problem affecting the Canadian third party ABCP market. On December 23, 2007, the Committee announced the approval of an agreement in principle to restructure the affected ABCP. On March 17, 2008, the Committee filed an application in the Ontario Superior Court of Justice (the Court) under the Companies’ Creditors Arrangement Act (CCAA) seeking a meeting of noteholders to vote on the Committee’s restructuring plan. On April 25, 2008, the noteholders of the affected ABCP voted and approved the Committee’s restructuring plan. On June 5, 2008, the restructuring plan was sanctioned by an order of the Court as required under the CCAA. On September 19, 2008, the Supreme Court of Canada denied certain noteholders’ application for leave to appeal.

The Company has estimated the fair value of its investments in ABCP using all currently available information and assumptions that market participants would use in pricing such investments. The Company reviewed information provided by the Committee, and other third-party experts, current investment ratings, valuation estimates of the underlying assets and general economic conditions. Based on a probability-weighted discounted cash flow approach to value its investment, the Company has recorded an impairment loss of $3 million in fiscal 2008 (2007 - $2 million), representing a 30% (2007 - 10%) reduction in the fair value of the investments.

A change in the estimate of the composition of the underlying assets may affect the face value of the investments in the future.  The assumptions used in estimating fair value of ABCP are subject to change, which may result in further adjustments. See Note 31, Subsequent Events, for an update since October 31, 2008.

(ii) Investment in Entelos Inc.

The Company holds 6,732,232 common shares in Entelos Inc. (Entelos), a US based company listed on the London Stock Exchange. The Entelos shares were received by the Company as part of an exchange under a merger agreement effective August 31, 2007 between Entelos and Iconix Bioscience Inc. (Iconix). As at October 31, 2008, the Entelos shares have a market value of $1 million (2007 - $3 million). Management assessed whether the decline in the market value of Entelos is other than temporary. Based on the decline in the share price of Entelos since MDS acquired this investment and continued uncertainty as to Entelos’ ability to operate as a going concern, management has concluded that the impairment in the value of this investment is other than temporary.  As a result, $3 million (2007 - nil) of losses in other comprehensive income related to this investment has been recorded in other income (expenses) - net in fiscal 2008.

Under the terms of the merger agreement between Entelos and Iconix, the Company was entitled to earn further common shares of Entelos as defined in the agreement and based upon specified earnings over the twelve months ended August 31, 2008. As a result of the merger, the Company recorded a $4 million receivable representing its best estimate of the earn-out provision.  As at
August 31, 2008, the provisions of the earn-out have not been met. Accordingly, the Company has written off the $4 million receivable to other expenses in the consolidated statements of financial position and statements of operations, respectively.

11.    Goodwill

	2008	2007
Balance, beginning of year	$782	$397
Acquired(i)	25	364
Disposal
	(1)	-
Impairment(ii)
	(320)	-
Foreign exchange and other
	(34)	21
Balance, end of year	$452	$782

(i)    During fiscal 2008, the Company finalized the purchase price related to its acquisition in fiscal 2007 of MDC resulting in a net addition of goodwill of $19 million and the balance of $6 million relates to the fiscal 2008 acquisition of Blueshift (Note 4).

(ii)   The Company performs an annual goodwill impairment test as of October 31, 2008 or earlier upon the occurrence of certain events or substantive changes in circumstance. The goodwill impairment test requires the identification of reporting units and a comparison of the estimated fair value of each reporting unit to the carrying value that is recorded on the Company’s consolidated statements of financial position. The Company reviewed the components of its three operating segments, and has determined that given the similar economic characteristics and nature of the businesses within each operating segment, the Company has identified MDS Pharma Services, MDS Nordion, and MDS Analytical Technologies as its three reporting units. The current fair value of the Company’s reporting units are estimated based on discounted cash flows and comparable company market valuation approaches. The valuation approaches use key judgments and assumptions that are sensitive to change, which include appropriate sales growth rates, operating margins, weighted average costs of capital (WACC), and comparable company market multiples. When developing these key judgments and assumptions, the Company considers economic, operational and market conditions that could impact the estimated fair value of the reporting units. However, estimates are inherently uncertain and represent only management’s reasonable expectations regarding future developments. These estimates and the key judgments and assumptions upon which the estimates are based will, in all likelihood, differ in some respects from actual future results.  For example, should a significant or prolonged deterioration in economic conditions occur, key judgments and assumptions could be impacted. Generally, a moderate decline in estimated operating income or an increase in WACC or a decline in market conditions could result in an additional indication of impairment.

The Company considers the relationship between its market capitalization and its book value, among other factors, when reviewing for indicators of impairment.  At the end of fiscal 2008, prior to the write-off related to the MAPLE Facilities lease reassessment and goodwill impairment, the market capitalization of MDS was below the book value of its equity, indicating a potential impairment of goodwill.

As a result of these impairment indicators, the Company performed, as of October 31, 2008, the first step of its goodwill impairment test in accordance with SFAS No.142, and determined that the estimated fair values of the MDS Nordion and MDS Analytical Technologies reporting units significantly exceeded their carrying values.  However, the carrying value of the MDS Pharma Services reporting unit exceeded its estimated fair value, indicating that goodwill for MDS Pharma Services may be impaired.

The Company believes that the decline in overall contract research organization market valuations, ongoing economic uncertainty and the delay in profit recovery in its MDS Pharma Services reporting unit are principal factors in the fourth quarter 2008 decline in its MDS Pharma Services estimated fair value as compared to its carrying value. The Company concluded as part of its annual goodwill impairment test that these and other related factors, are likely to persist well into fiscal 2009. Once the Company determined that the MDS Pharma Services reporting unit had failed Step 1, the accounting standards required the Company to perform a Step 2 test.

In Step 2 of the impairment testing, the Company determined the implied fair value of the goodwill of the MDS Pharma Services reporting unit by allocating the fair value of the reporting unit determined in the first step to all the assets and liabilities of the MDS Pharma Services reporting unit, including any recognized and unrecognized intangible assets, as if the reporting unit had been acquired in a business combination and the fair value of the reporting unit was the price paid to acquire the reporting unit. During the Step 2 test, the Company determined that the fair values of the reporting unit’s assets of certain assets, primarily intangibles, were in excess of the value currently recorded on the MDS Pharma Services consolidated statement of financial position. As a result, the amount of the write-off was significantly higher than the excess of the reporting unit’s carrying cost from fair value, as calculated in Step 1. In accordance with the accounting methodology of SFAS No. 142, upon completion of the Step 2 test, the Company determined that as of October 31, 2008, the implied fair value of its MDS Pharma Services goodwill is less than its carrying value by $320 million and this amount has been recognized as an impairment of goodwill in the Company’s fiscal 2008 consolidated statements of operations.

12.   Intangible Assets

	2008		2007 Restated (Note 2)
	Cost	Accumulated Amortization	Cost	Accumulated Amortization
Acquired technology (5 years weighted average useful life)	$170	$48	$161	$16
Licenses (5 years weighted average useful life)	25	18	32	18
Brands (9 year average useful life)	30	4	60	-
	$225		$253
Accumulated amortization	(70)		(34)
Intangible assets, net	$155	$70	$219	$34

The change in intangible assets comprised:

	2008	2007 Restated (Note 2)
Balance, beginning of year	$219	$16
Acquired	8	221
Amortized	(40)	(21)
Purchase price allocation adjustments (Note 4)	(30)	-
Currency translation
	(2)	3
Balance, end of year	$155	$219

Intangible assets acquired during the year consist of the following:

	2008	2007 Restated (Note 2)
Acquired technology	$7	$161
Licenses	1	-
Brands	-	60
	$8	$221

Estimated future amortization expense related to intangible assets at October 31, 2008 was as follows:

2009	$36
2010	35
2011	28
2012	18
2013	16
Thereafter	22
$155

13.   Accounts Payable and Accrued Liabilities

	2008	2007
Accounts payable	$97	$123
Employee-related accruals	40	50
Incentive compensation	11	43
FDA provision(a)	30	55
Other payables(b)	89	113
Accounts payable and accrued liabilities	$267	$384

(a)    During fiscal 2008, the Company continued its efforts to address US Food and Drug Administration (FDA) issues related to the Company’s bioanalytical operations in its Montreal, Canada, facilities. The FDA issues relate to concerns about the accuracy and validity of bioanalytical studies conducted at the Company’s Montreal bioanalytical facilities.  The Company agreed to reimburse clients who have incurred or will incur third party audit costs or study re-run costs to complete the work required by the FDA and other regulators and recorded a provision of $61 million in the second quarter of fiscal 2007. In the second quarter of fiscal 2008, a $10 million benefit from the revised estimate for future costs was recorded. During fiscal 2008, management regularly updated its analysis of this critical estimate based on all currently available information. As of October 31, 2008, management believes that the remaining provision of $30 million (2007 - $55 million) should be sufficient to cover any agreements reached with clients for study audits, study re-runs, and other related costs (Refer to Note 31).

(b)   Other payables includes an $11 million (2007 - $14 million) of restructuring provision and reserves for warranty costs of $4 million (2007 - $2 million).

14.   Long-Term Debt and MAPLE Financial Liability

	Maturity	2008	2007 Restated (Note 2)
Senior unsecured notes(a)

2009 to 2014
		$227	$307
Other debt(b)	2009 to 2015	55	77
Total long-term debt(c)		282	384
Current portion of long-term debt		(19)	(94)
Long-term debt		263	290
MAPLE financial liability (Note 2)		$-	$161

(a)    As at October 31, 2008, the Company has senior unsecured notes of $227 million (2007 - $307 million) outstanding that bear interest at fixed rates between 5.52% and 6.19% per annum.

(b)   As at October 31, 2008, other debt includes a non-interest-bearing Canadian government loan with a carrying value of $39 million (2007 - $50 million) discounted at an effective interest rate of 7% and repayable at $4 million per year with the remaining balance due April 1, 2015.  A long-term investment has been pledged as security for the repayment of this debt (Note 10).

Other debt also includes an $8 million note payable (2007 – $16 million) relating to assets purchased for the MALDI-TOF mass spectrometry operations.  The note bears interest at 4% and is payable on October 22, 2009.  The fair value of this debt approximates its book value.

Other debt also comprises obligations under capital leases of $8 million (2007 – $11 million) and bears interest at various fixed rates.  The Company has numerous capital leases for both buildings and equipment. These leases are capitalized using interest rates considered appropriate at the inception of each lease.  Assets acquired under capital finance leases are included in the consolidated statements of financial position at the present value of the future minimum lease payments and are depreciated over the shorter of the lease term and their remaining useful lives. The corresponding liabilities are recorded in the consolidated statements of financial position and the interest element of the capital lease rental is charged to interest expense.

(c)    Principal repayments of long-term debt over the next five years and thereafter are as follows:

2009	$19
2010	28
2011	16
2012	17
2013	171
Thereafter	31
$282

Included within the future principal repayments of long-term debt are obligations under capital leases.  Future minimum lease payments for obligations under capital leases are as follows:

2009	$3
2010	2
2011	2
2012	3
2013	-
10
Less: portion representing interest	(2)
$8

(d)   As at October 31, 2008, the Company has a C$500 million revolving credit facility available to fund its liquidity requirements. As at October 31, 2008, no amounts were drawn and outstanding under this facility, which expires in July 2010.

15.   Deferred Revenue

	2008	2007
Payment in advance of services rendered	$66	$55
Deferred credit related to government loan	9	15
Other	14	18
	89	88
Less current portion	(79)	(71)
Long-term portion of deferred revenue	$10	$17

Deferred revenue includes $9 million (2007 – $15 million) related to the Canadian government loan associated with the MAPLE Facilities, which is being amortized over the remaining seven-year term of the debt using the sum of the years’ digits method.  This amount is unrelated to the MAPLE Facility write-off in Note 2.

16.   Earnings Per Share

The following table illustrates the reconciliation of the denominator in the computations of the basic and diluted earnings per share:

(number of shares in millions)	2008	2007 Restated (Note 2)	2006 Restated (Note 2)
Weighted average number of Common shares outstanding – basic	122	132	143
Impact of stock options assumed exercised	-	-	1
Weighted average number of Common shares outstanding – diluted	122	132	144
Basic (loss) earnings per share from continuing operations	$(4.54)	$(0.19)	$0.36
Basic earnings per share from discontinued operations	$-	$6.12	$0.68
Diluted (loss) earnings per share from continuing operations	$(4.54)	$(0.19)	$0.36
Diluted earnings per share from discontinued operations	$-	$6.11	$0.68

Pro-forma impact of stock-based compensation

Companies are required to calculate and disclose the compensation expense related to the grant-date fair value of stock options for all grants of options for which no expense has been recorded in the consolidated statements of operations.  For the Company, this includes those stock options issued prior to November 1, 2003.

For purposes of these pro-forma disclosures, the Company's net income (loss) and basic and diluted earnings (loss) per share would have been:

($ millions, except earnings per share)	2008	2007 Restated (Note 2)	2006 Restated (Note 2)
Net (loss) income	$(553)	$781	$150
Compensation expense for options granted prior to November 1, 2003	-	(1)	(2)
Net (loss) income – pro-forma	$(553)	$780	$148

Pro-forma basic (loss) earnings per share	$(4.54)	$5.92	$1.04
Pro-forma diluted (loss) earnings per share	$(4.54)	$5.91	$1.03

17.   Share Capital

At October 31, 2008, the authorized share capital of the Company consists of unlimited Common shares.  The Common shares are voting and are entitled to dividends if, as and when declared by the Board of Directors.

a)     Summary of share capital

	Common Shares
(number of shares in thousands)	Number	Amount
Balance as of October 31, 2005	142,099	$535
Issued	2,220	31
Balance as of October 31, 2006	144,319	566
Issued	1,090	17
Repurchased and cancelled	(22,831)	(90)
Balance as of October 31, 2007	122,578	493
Issued	462	7
Repurchased and cancelled	(2,903)	(12)
Other	-	1
Balance as of October 31, 2008	120,137	$489

During fiscal 2008, there were no cash dividends declared or paid as the Company discontinued its dividend payments as of January 2007 (2007 - $3 million, 2006 - $13 million) after a strategic review was conducted. In addition, as a result of MDS’s cumulative net loss as of October 31, 2008, a debt covenant also restricts the Company from making further dividend payments or share repurchases for the foreseeable future.

During fiscal 2008, the Company repurchased and cancelled 2,903,200 Common shares under the terms of a normal course issuer bid for a cost of $44 million. During fiscal 2007, the Company repurchased and cancelled 22,831,050 Common shares under a substantial issuer bid for $441 million. No Common shares were repurchased and cancelled in fiscal 2006. Of the total cost, $12 million (2007 - $90 million; 2006 - $nil) was charged to share capital and the excess of the cost over the amount charged to share capital, totaling $32 million (2007 - $351 million; 2006 $nil), was charged to retained earnings and other comprehensive income.

During fiscal 2008, the Company issued 462,100 (2007 – 982,000; 2006 – 1,859,000) Common shares under the stock option plan for proceeds of $7 million (2007 – $14 million; 2006 – $24 million).

b)         Stock dividend and share purchase plan and employee share ownership plan

Until 2007, the Company sponsored a stock dividend and share purchase plan, under which shareholders were able to elect to receive stock dividends in lieu of cash dividends.  Stock dividends were issued at not less than 95% of the five-day average market price (the Average Market Price) of the shares traded on the Toronto Stock Exchange immediately prior to the dividend payment date.  Plan participants were also able to make optional cash payments of up to C$3,000 semi-annually to purchase additional Common shares at the Average Market Price.  Participation in this plan for the year ended October 31, 2007 resulted in the issuance of 41,000 (2006 – 220,000) Common shares as stock dividends and the issuance of 1,000 Common shares (2006 – 7,000) for cash.  The Company discontinued this plan during 2007.

The Company sponsors a non-compensatory Employee Share Ownership Plan.  Until June 2007, eligible employees were able to purchase Common shares at 90% of the Average Market Price for the five days preceding the purchase.  Effective June 30, 2007, the Company changed the terms of this plan and replaced the 10% market price discount with a 10% matching cash contribution.  During fiscal 2008, the Company issued nil (2007 – 66,000; 2006 – 134,000) Common shares under this plan for proceeds of $nil (2007 -
$1 million; 2006 - $3 million).

18.   Restructuring Charges

Over the last three years, MDS has undertaken a number of initiatives designed to refocus the Company as a globally competitive life sciences company, and has recorded restructuring charges totaling $43 million, including $13 million in fiscal 2008.  In fiscal 2008, the Company recorded $9 million (2007 - $18 million; 2006 - $1 million) for workforce reductions, $2 million (2007 -$5 million; 2006 - $(8) million) for contract cancellation charges, $1 million (2007 - $1 million; 2006 – nil) for equipment and other asset write-downs, and $1 million (2007 - $13 million; 2006 - nil) for other.  The remaining fiscal 2008 and fiscal 2007 restructuring activities are expected to be completed in 2009.

In fiscal 2006, the Company completed the majority of its activities associated with the fiscal 2005 restructuring plan and utilized substantially all of the 2005 provisions. Also in fiscal 2006, the Company successfully renegotiated provisions for expected contract cancellation costs associated with an early termination of certain information technology outsourcing agreements and eliminated the balance of the 2006 provisions.

As of October 31, 2008, the restructuring provision of $11 million (2007 - $14 million) is reported in the consolidated statements of financial position as a component of accounts payable and accrued liabilities.

During the last three fiscal years ended October 31, 2008, the Company had restructuring charges per segment as follows:

	Expense			Cumulative		Provision Balance at October 31
	2008	2007	2006	Cash	Non-Cash	2008
Workforce reductions
- MDS Pharma Services	$ 7	$ 16	$ -	$ (16)	$ (2)	$ 5
- MDS Analytical Technologies	2	1	-	(3)	2	2
- Corporate and other	-	1	1	(2)	-	-
Restructuring charge (recovery)	9	18	1	(21)	-	7
Contract cancellation charges
- MDS Pharma Services	-	5	-	(5)	-	-
- MDS Analytical Technologies	1	-	-	-	-	1
- Corporate and other	1	-	(8)	(1)	9	1
Restructuring charge (recovery)	2	5	(8)	(6)	9	2
Equipment and other asset write-downs
- MDS Pharma Services	1	1	-	-	-	2
Restructuring charge	1	1	-	-	-	2
Other
- MDS Pharma Services	1	5	-	(6)	-	-
- Corporate and other	-	8	-	(7)	(1)	-
Restructuring charge (recovery)	1	13	-	(13)	(1)	-
Total for Plan	$ 13	$ 37	$ (7)	$ (40)	$ 8	$ 11

19.   Impairment of Long-Lived Assets

During fiscal 2008, the Company recorded an asset impairment charge of $11 million in accordance with SFAS No. 144 to reduce the net book value of certain long-lived assets to their estimated fair value.  The impairment charge relates to a building at its bioanalytical laboratory facilities in Montreal which will no longer be utilized.

20.   Other Income (Expenses) - Net

	2008	2007	2006 Restated (Note 2)
Valuation provisions and investments write-downs (Note 10)	$(11)	$(8)	$(1)
Gain (loss) on sale of business, investments and other long-term assets	(2)	5	2
FDA (provision) recovery (Note 13)	10	(61)	-
Foreign exchange gains (losses)	18	(16)	(3)
Other	(4)	(4)	2
Other income (expenses) - net	$11	$(84)	$-

21.   Income Taxes

a)     Income tax provision

The components of the Company’s (loss) income from continuing operations before income taxes and the related provision for income taxes are presented below:

	2008	2007 Restated (Note 2)	2006 Restated (Note 2)
Canadian	$(306)	$(21)	$37
Foreign	(338)	(23)	(7)
Net (loss) income from continuing operations before income taxes	$(644)	$(44)	$30

The components of the income tax recovery are as follows:

	2008	2007 Restated (Note 2)	2006 Restated (Note 2)
Canadian income tax (provision) recovery
Current	$(28)	$25	$70
Deferred	117	3	(43)
Foreign income tax (provision) recovery
Current	(12)	-	(5)
Deferred	14	(9)	-
Income tax recovery	$91	$19	$22

The reconciliation of the Canadian federal and provincial tax rate to the effective income tax rate on the tax recovery reported by the Company is set out below.

	2008	2007 Restated (Note 2)	2006 Restated (Note 2)
	%	%	%
Combined federal and provincial tax rate	33.0	35.0	35.0
Increase (decrease) in tax rate as a result of:
Impairment of goodwill	(16.4)	-	-
Deferred tax recovery on the write-off related to the MAPLE Facilities lease reassessment at lower future tax rates	(2.7)	-	-
Investments and write-downs	(0.4)	(2.5)	6.0
Tax credits for research and development	1.8	28.9	(106.3)
Differential foreign tax rates	0.7	5.0	(4.3)
Foreign losses not recognized	(1.0)	(18.8)	13.7
Impact of enacted rate changes on deferred tax balances	1.8	4.5	(12.7)
Other	(2.7)	(8.9)	(4.7)
Effective income tax rate	14.1	43.2	(73.3)

b)    Deferred tax assets and liabilities

Components of the current deferred tax assets and liabilities consist of the following temporary differences:

	2008	2007 Restated (Note 2)
Deferred tax assets
Tax benefit of losses carried forward	$73	$39
Tax basis in excess of book value	33	3
Investment tax credits	10	1
Provisions and reserves	38	27
Deferred tax assets before valuation allowance	154	70
Valuation allowance	(39)	(21)
	115	49
Deferred tax liabilities
Book value in excess of tax basis	(77)	(187)
Tax benefit of losses carried forward	-	35
Tax on investment tax credits recognized for accounting purposes	(14)	(19)
Other comprehensive income	(8)	(31)
Provisions and reserves not deductible for tax	(13)	4
	(112)	(198)
Net deferred tax assets (liabilities)	$3	$(149)

Deferred income taxes on the undistributed earnings of foreign subsidiaries have not been provided for as the Company considers those earnings to be reinvested indefinitely outside of Canada.   The Company has estimated that in the event that all cash held in foreign jurisdictions was repatriated to Canada the resulting income taxes and withholding taxes on any dividends would not be significant.

c)     Tax losses carried forward

As of October 31, 2008, the Company has deferred tax assets relating to net operating loss carryforwards of $73 million (2007 - $74 million; 2006 - $100 million).  These assets relate to $212 million (2007 - $202 million; 2006 - $370 million) of tax loss carryforwards.  Of the total losses, $12 million (2007 - $9 million; 2006 - $36 million) expire by 2013, $111 million (2007 - $122 million; 2006 - $159 million) expire between 2014 and 2029, and the remaining $89 million (2007 - $71 million; 2006 - $175 million) may be carried forward indefinitely.

During fiscal 2008, the Company finalized its purchase price accounting for the MDC acquisition and recorded a $14 million decrease to valuation allowances relating to tax loss carryovers and other temporary differences for which tax benefits had not previously not been recognized.  The impact of this adjustment was to reduce goodwill by $14 million.

d)    Investment tax credits

During fiscal 2008, the Company recognized $15 million (2007 - $17 million; 2006 - $26 million) of investment tax credits relating to research performed in Canada on its own behalf and for certain customers.

e)     Adoption of FASB Interpretation No. 48

The Company adopted the provisions of FIN 48 on November 1, 2007, which had no impact on the liability for unrecognized tax benefit.

At the adoption date of November 1, 2007, the Company had approximately $29 million of total gross unrecognized income tax benefits, which included $3 million in interest and penalties. Of this total, $25 million represents the amount of unrecognized tax benefits that would favorably affect the effective income tax rate in future periods, if recognized

The gross reserves for uncertain tax positions excluding accrued interest and penalties were $29 million and $26 million at October 31, 2008 and November 1, 2007, respectively. The Company believes that due to the settlement of open tax authority audits it is reasonably possible that gross reserves will decrease by $6 million during the 12 months ended October 31, 2009.

The Company accrues interest and penalties related to uncertain tax positions in income tax expense. Accrued interest and penalties related to uncertain tax positions totaled $4 million and $3 million as of October 31, 2008 and November 1, 2007, respectively.

Below is a reconciliation of the reserve associated with uncertain tax positions, excluding accrued interest and penalties, as of the adoption date through October 31, 2008.

Balance, beginning of year (adoption date)	$26
Increase in reserve for tax positions taken for the prior year	7
Decrease in reserve for tax positions taken for the prior year	(2)
Increase in reserve for tax positions taken in the current year	5
Foreign currency exchange rate changes	(7)
Gross unrecognized tax benefits as of October 31, 2008	$29

MDS is subject to taxation in Canada and the US, its principal jurisdictions, and in numerous other countries around the world.  With few exceptions, MDS is no longer subject to examination by Canadian tax authorities for tax years before 2002, while most tax returns for 2002 and beyond remain open for examination.  Tax returns filed in the US generally are not subject to examination for years before 2004, while 2004 and subsequent US tax filings generally remain open for audit by tax authorities.  In certain circumstances, selective returns in earlier years are also open for examination.

22.   Supplementary Cash Flow Information

a)     Items not affecting current cash flows comprise of the following:

	2008	2007 Restated (Note 2)	2006 Restated (Note 2)
Depreciation and amortization	$100	$93	$54
Stock option compensation	5	4	4
Future income taxes	(131)	35	30
Equity earnings – net of distribution	10	(1)	16
MAPLE Facilities lease reassessment:
Write-off of construction-in-progress	501	-	-
Write-off of financial liability	(160)	-	-
Write-down of investments and other long-term assets	21	9	9
Impairment of goodwill	320	-	-
Loss (gain) on sale of business and other long-term assets	5	2	(1)
Mark to market of derivatives	11	(5)	5
FDA (reversal) provision	(10)	61	-
Unrealized foreign currency translation losses (gains)	(14)	4	-
Other	(14)	(16)	(44)
	$644	$186	$73

b)    Changes in operating assets and liabilities comprise the following:

	2008	2007 Restated (Note 2)	2006 Restated (Note 2)
Accounts receivable	$(23)	$(32)	$(18)
Unbilled revenue	-	23	(25)
Inventories	12	(19)	49
Prepaid expenses and other	(11)	34	(3)
Accounts payable and accrued liabilities	(78)	16	(39)
Income taxes	(32)	-	(55)
Deferred revenue and other long-term obligations	23	(7)	(14)
	$(109)	$15	$(105)

23.   Stock-Based Compensation

a)     Stock option plan

At the Company’s annual and Special Meeting of Shareholders held on March 8, 2007, shareholders approved the Company’s 2007 Stock Option Plan (the Plan), which replaced the Company’s 2006 Stock Option Plan.  Under the Plan, which conforms to all current regulations of the New York and Toronto stock exchanges, the Company may issue shares on the exercise of stock options granted to eligible employees, officers, directors and persons providing on-going management or consulting services to the Company.  The exercise price of stock options issued under the Plan equals the market price of the underlying shares on the date of the grant.  All options issued under the Plan are granted and priced on the date on which approval by the Board of Directors of the Company is obtained or a later date set by the Board of Directors in its approval.  Except as noted below, stock options granted up to
October 31, 2005 vest evenly over five years and have a term of ten years.  Certain options granted on April 22, 2005 and all options granted after October 31, 2005 vest evenly over three years and have a term of seven years.  As of October 31, 2008, 11 million Common shares have been reserved for issuance under the Plan.

Canadian Dollar Options

	Number (000s)	Weighted Average Exercise Price (C$)	Weighted Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value (C$ millions)
Outstanding as of October 31, 2006	5,850	$18.76	5.3	$9
Granted	1,241	21.72	-	-
Exercised	(982)	16.47	-	-
Cancelled	(554)	20.35	-
Outstanding as of October 31, 2007	5,555	$19.66	5.3	$10
Granted	39	20.29
Exercised	(462)	15.91
Cancelled	(942)	20.41
Outstanding as of October 31, 2008	4,190	$19.92	4.3	$-
Vested and expected to vest at October 31, 2007*	5,279	19.66	5.2	10
Vested and expected to vest at October 31, 2008*	4,043	19.90	4.8	-
Exercisable at October 31, 2007	3,223	19.01	4.3	8
Exercisable at October 31, 2008	2,944	$19.49	3.9	$-
*The expected to vest amount represents the unvested options as at October 31, 2008 and 2007, respectively, less estimated forfeitures.

Options outstanding at October 31, 2008 comprised the following:

		Options Outstanding		Options Exercisable
Range of Exercise Prices (C$)	Weighted Average Remaining Contractual Life (Years)	Number (000s)	Weighted Average Exercise Price (C$)	Number (000s)	Weighted Average Exercise Price (C$)
$13.95 - $15.70	0.80	176	14.21	176	14.21
$15.75 - $17.20	3.45	409	16.75	408	16.75
$17.50 - $19.00	4.46	751	18.40	631	18.52
$19.05 - $20.50	4.51	977	19.89	680	19.86
$20.75 - $22.50	4.73	1,877	21.76	1,049	21.78
	4.34	4,190	19.92	2,944	19.49

United States Dollar Options

	Number (000s)	Weighted Average Exercise Price (US$)	Weighted Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value (US$)
Outstanding as of October 31, 2007	-	$-	-	$-
Granted	1,161	15.89
Cancelled	(8)	16.65
Outstanding as of October 31, 2008	1,153	$15.88	6.6	$-
Vested and expected to vest as of October 31, 2008	1,016	15.88	6.6	-
Exercisable at October 31, 2008	-	$-	-	$-

		Options Outstanding		Options Exercisable
Range of Exercise Prices (US$)	Weighted Average Remaining Contractual Life (Years)	Number (000s)	Weighted Average Exercise Price (US$)	Number (000s)	Weighted Average Exercise Price (US$)
$9.89 - $14.34	6.81	20	$13.38	-	$-
$15.89 - $18.78	6.62	1,133	15.93	-	-
	6.63	1,153	$15.88	-	$-

Stock option compensation expense for 2008 was $5 million (2007 - $4 million; 2006 - $2 million), which has been recorded in selling, general and administration expenses in the consolidated statements of operations and as additional paid-in capital within share capital on the consolidated statements of financial position.

The Company utilizes the Black-Scholes option valuation model to estimate the fair value of options granted based on the following assumptions:

	2008	2007	2006
Risk-free interest rate	3.6%	4.5%	3.9%
Expected dividend yield	0.0%	0.0%	0.7%
Expected volatility	0.231	0.209	0.230
Expected time until exercise (years)	4.40	4.35	3.25

The weighted average fair values of options granted were estimated to be C$4.51 and US$4.13, respectively, per Common share in 2008, C$5.66 per Common share in 2007, and C$4.14 per Common share in 2006.

The Black-Scholes option valuation model used by the Company to determine fair values was developed for use in estimating the fair value of freely traded options that are fully transferable and have no vesting restrictions. This model requires the use of assumptions, including future stock price volatility and expected time until exercise. The Company uses historical volatility to estimate its future stock price volatility.  The expected time until exercise is based upon the contractual term, taking into account expected employee exercise and expected post-vesting employment termination behavior.

The following table summarizes the intrinsic value of options exercised and the fair values of shares vested:

		2008		2007		2006
Aggregate intrinsic value of options exercised	C$	1	C$	5	C$	12
	US$	-	US$	-	US$	-
Aggregate grant-date fair value of shares vested	C$	5	C$	5	C$	7
	US$	-	US$	-	US$	-

As of October 31, 2008, the total remaining unrecognized compensation expense related to non-vested stock options amounted to approximately C$4 million and US$3 million, which will be amortized over the weighted average remaining requisite service period of approximately 10 months and 29 months, respectively.

b)    Incentive plans

The Company has been utilizing mid-term incentive plans (MTIP) since fiscal 2004. The 2006 MTIP will vest in two equal tranches, based on achieving specified share price hurdles of C$22.00 and C$26.00, respectively. The term of the Performance Share Units (PSUs) is three years and payout will occur at the later of 24 months from the date of grant and achievement of each share price hurdle. Payout on certain PSUs will be in the form of Deferred Share Units (DSUs) and the balance will be paid in cash. During fiscal 2006, the price hurdle was met and 50% of the issued units vested.  During fiscal 2008, payments of $3 million were made related to these vested units.

The 2007 MTIP will vest in two equal tranches, based on achieving specified share price hurdles of C$25.30 and C$27.50, respectively. The term of the PSUs is three years and payout will occur at the later of 24 months from the date of grant and achievement of each share price hurdle.

The 2008 MTIP will vest on December 15, 2010 and the final number of PSUs granted will be determined based on achieving a target 2010 cash earnings per share. The final number of vested units can range from 0% to 200% of the number of PSUs granted. Payout will occur no later than 60 days following the vesting date.

The Company records the cost of its MTIP compensation plans at fair value based on assumptions that are consistent with those used to determine the fair value of stock compensation.  The table below shows the liability and expense related to the MTIP plans:

Liability	As of October 31
	2008	2007
2006 Plan	$1	$11
2007 Plan	-	3
2008 Plan	2	-
Total	$3	$14

Expense (Income)	Year ended October 31
	2008	2007
2006 Plan	$(7)	$2
2007 Plan	(3)	3
2008 Plan	2	-
Total	$(8)	$5

c)     Restricted stock units

In September 2008, the Company granted 286,000 time-based restricted stock units (RSUs) to certain employees.  Restricted stock units provide the recipients with the right to shares of stock after a restriction period.  Outstanding RSUs are strictly time-based and are dependent upon the specific grant date.  The fair value of the units is the market value of the Company’s common stock on the grant date.  Time-based RSU stock awards vest at the end of the restriction period.  The expense is taken equally over the restriction period.

RSU stock activity during fiscal 2008 was as follows:

	Shares (000s)	Grant Date Fair Value	Intrinsic Value
Outstanding, beginning of year	-	-	-
Granted	286	4	3
Vested	-	-	-
Forfeited	-	-	-
Outstanding, end of year	286	4	3

RSU stock expected to vest	286	4	3

During fiscal 2008, the Company recorded $1 million of compensation cost relating to the above RSUs.

As of October 31, 2008, there was approximately $4 million in unrealized compensation cost related to non-vested RSUs stock.  This expense will be recognized over a weighted average period of 1.2 years.

24.   Employee Benefits

The Company sponsors various post-employment benefit plans including defined benefit and contribution pension plans, retirement compensation arrangements, and plans that provide extended health care coverage to retired employees.  All defined benefit pension plans sponsored by the Company are funded plans.  Other post-employment benefits are unfunded.  During 2005, the Company amended the terms of certain post-employment plans such that effective January 1, 2008, and subject to certain transitional conditions, newly retired employees will no longer be entitled to extended health care benefits.

Defined benefit pension plans

The Company sponsors one defined benefit pension plan for the benefit of certain of its employees in Canada, one for the benefit of its employees at a Taiwanese subsidiary, and one available to certain US employees. The Canadian plan is based on the highest three or six average consecutive years wages and requires employee contributions, while the Taiwanese plan is based upon years of service and compensation during the last month prior to retirement. The US plan is based on the participants’ 60 highest consecutive months of compensation and their years of service.

All plans are funded and the Company uses an October 31st measurement date for its plans.  The most recent actuarial valuations of the majority of the pension plans for funding purposes were as of January 1, 2008.

The components of net periodic pension cost for these plans for 2008, 2007 and 2006 are as follows:

	Domestic Plans			International Plans
	2008	2007	2006	2008	2007	2006
Components of net periodic pension cost
Service cost	$3	$4	$3	$1	$-	$1
Interest cost	11	9	8	1	1	1
Expected return on plan assets	(15)	(12)	(11)	(1)	(1)	(1)
Recognized actuarial gain	-	-	1	-	-	-
Amortization of net transition asset	-	(2)	(2)	-	-	-
Curtailment gain	(1)	-	-	-	-	(1)
Net periodic pension cost	$(2)	$(1)	$(1)	$1	$-	$-

The following weighted average assumptions were used in the determination of the net periodic benefit cost and obligation:

	Domestic Plans			International Plans
	2008	2007	2006	2008	2007	2006
Benefit obligation
Discount rate	7.25%	5.60%	5.25%	5.45%	4.94%	4.65%
Expected return on plan assets	6.75%	6.75%	6.50%	5.74%	5.94%	5.65%
Rate of compensation increase	3.75%	3.75%	3.75%	4.28%	3.94%	3.86%
Benefit cost
Discount rate	5.80%	5.25%	5.25%	4.74%	4.85%	5.07%
Expected return on plan assets	6.75%	6.50%	6.75%	5.74%	5.94%	6.08%
Rate of compensation increase	3.75%	3.75%	3.75%	3.85%	3.94%	3.86%

Discount rate assumptions have been, and continue to be, based on the prevailing market long-term interest rates at the measurement date.

The changes in the benefit obligation, plan assets, and the funded status of the plans for the two most recently completed years were as follows:

	Domestic Plans		International Plans
	2008	2007	2008	2007
Change in benefit obligation
Benefit obligation, beginning of year	$208	$163	$22	$20
Service cost - pension	4	5	1	-
Interest cost	11	9	1	1
Benefits paid	(5)	(6)	(1)	(2)
Actuarial loss	(39)	4	(1)	-
Curtailments	(1)	-	-	-
Foreign currency exchange rate changes	(40)	33	(2)	3
Total benefit obligation, end of year	138	208	20	22
Change in fair value of plan assets
Fair value of plan assets, beginning of year	246	196	23	20
Employer contributions	3	3	1	1
Employee contributions	1	2	-	-
Actual return on plan assets	(35)	15	(2)	1
Benefits paid	(5)	(6)	(1)	(2)
Foreign currency exchange rate changes	(47)	36	(3)	3
Fair value of plan assets, end of year	163	246	18	23
Funded status – over/(under) at end of year	$25	$38	$(2)	$1

		2008
	Domestic Plans		International Plans
Benefit obligation	$138		$20
Fair value of plan assets	163		18
Plan assets in excess of benefit obligations	$25		$(2)
Unrecognized net actuarial gains	(8)		3
Net amount recognized at year end	$17		1
Long-term pension plan assets	$25		$1
Non-current liabilities	$-		$(2)
Accumulative other comprehensive (loss) income	$(8)		$2
Net amount recognized at year end	$17		$1

The funded status, measured as the difference between plan assets at fair value and the benefit obligations, is included within long-term investments and other assets on the consolidated statements of financial position.

The following table illustrates the amounts in accumulated other comprehensive income that have not yet been recognized as components of pension expense:

	2008	2007
Net actuarial loss (gain)	$(6)	$(16)
Deferred income taxes	2	5
Accumulated other comprehensive income - net of taxes	$(4)	$(11)

The weighted average asset allocation of the Company’s pension plans is as follows:

	Target	Domestic Plans		International Plans
Asset Category		2008	2007	2008	2007
Cash	-	0.1%	0.1%	51.7%	45.7%
Fixed income	35.0%	39.6%	32.1%	17.3%	19.1%
Equities	65.0%	60.3%	67.8%	31.0%	35.2%
Total	100.0%	100.0%	100.0%	100.0%	100.0%

The Company maintains target allocation percentages among various asset classes based on investment policies established for the pension plans, which are designed to maximize the total rate of return (income and appreciation) after inflation within the limits of prudent risk taking, while providing for adequate near-term liquidity for benefit payments. The Company’s expected return on asset assumptions are derived from studies conducted by actuaries and investment advisors. The studies include a review of anticipated future long-term performance of individual asset classes and consideration of the appropriate asset allocation strategy given the anticipated requirements of the plans to determine the average rate of earnings expected on the funds invested to provide for the pension plans benefits. While the study gives appropriate consideration to recent fund performance and historical returns, the assumption is primarily a long-term, prospective rate.

Expected future benefit payments are as follows:

Years ending October 31	Domestic Plans	International Plans
2009	$6	$1
2010	6	-
2011	7	-
2012	7	-
2013	8	1
2014 - 2018	47	4
	$81	$6

Other benefit plans

These include a supplemental retirement arrangement, a retirement/termination allowance and post retirement benefit plans, which include contributory health and dental care benefits and contributory life insurance coverage. All non-pension post-employment benefit plans are unfunded.

The components of net periodic cost for these plans for 2008, 2007, and 2006 are as follows:

	2008	2007	2006
Components of net periodic cost
Service cost	$-	$-	$1
Interest cost	1	1	1
Curtailment gain recognized	(1)	-	(1)
Net periodic cost	$-	$1	$1

The assumptions used to determine the net periodic cost for these plans were as follows:

	2008	2007	2006
Weighted average assumptions used to determine net periodic cost
Discount rate	7.15%	5.56%	5.16%
Rate of compensation increase	4.13%	4.16%	4.21%
Initial health care cost trend rate	8.84%	9.10%	10.00%
Ultimate health care cost trend rate	4.84%	4.86%	5.00%
Years until ultimate trend rate is reached	9	5	5
Assumptions used to determine net benefit cost
Discount rate	5.70%	5.18%	5.31%
Rate of compensation increase	4.13%	4.16%	4.21%

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage point change in assumed health care cost trend rates would have had the following impact in 2008:

	1% Increase	1% Decrease
Change in net benefit cost	$-	$-
Change in benefit obligation	$1	$(1)

The change in the projected benefit obligation and the funded status of the plan is as follows:

	2008	2007
Change in projected benefit obligation
Benefit obligations – beginning of year	$21	$17
Interest cost	1	1
Benefits paid	(1)	(1)
Actuarial gain	(5)	-
Curtailments	(1)	-
Foreign currency exchange rate changes	(5)	4
Total benefit obligations – end of year	$10	$21

Funded status at end of year – over/(under) funded	$(10)	$(21)

A reconciliation of the funded status to the net plan asset recognized in the consolidated statements of financial position is as follows:

	2008	2007
Projected benefit obligation	$10	$21
Fair value of plan assets	-	-
Plan assets in excess (less than) projected obligations	$(10)	$(21)
Unrecognized actuarial (gains)	(1)	-
Unrecognized past service costs	-	-
Unrecognized net transition assets	(3)	-
Net amount recognized	$(14)	$(21)

The other benefit plan liabilities are included within other long-term obligations on the consolidated statements of financial position.

Based on the actuarial assumptions used to develop the Company’s benefit obligations as at October 31, 2008, the following benefit payments are expected to be made to plan participants:

Years ending October 31
2009	$1
2010	1
2011	1
2012	1
2013	1
2014 - 2018	4
Total	$9

During fiscal 2009, the Company expects to contribute approximately $1 million and $1 million to the Company’s pension plans and other benefit plans, respectively.

During 2008, the Company contributed $8 million to defined contribution pension plans on behalf of its employees (2007 – $13 million; 2006 – $17 million).

25.   Related Party Transactions

The Company owns 50% interests in two partnerships, Applied Biosystems MDS Analytical Technologies Instruments and PerkinElmer Sciex Instruments, which are included in the Company’s MDS Analytical Technologies segment, that are subject to joint control. Under the terms of these joint ventures, the Company is entitled to a 50% share of the net earnings of the worldwide business that the Company conducts with its partners in these joint ventures, which perform sales and distribution for the mass spectrometry product line. These earnings include a share of the profits generated by the partners that are paid to the joint ventures as profit sharing. The Company also provides research and development and selling, general and administration services to these joint ventures. See Note 31.

The Company reported revenues resulting from the transactions with MDS Analytical Technologies joint ventures amounting to
$149 million, $205 million and $186 million for the years ended October 31, 2008, 2007, and 2006, respectively, relating to the sale of goods under joint venture agreements.  The Company also reported services revenues relating to research and development and the provision of selling, general and administration services to these joint ventures.  These transactions are measured at their exchange amounts under usual trade terms.  Equity earnings from these joint ventures were $49 million for the year ended October 31, 2008 (2007 - $53 million; 2006 - $54 million).

During fiscal 2008, the Company received $59 million in cash distributions from these joint ventures (2007 - $52 million).  As of October 31, 2008 and 2007, accounts receivable from these related parties were $24 million and $30 million, respectively.

Condensed combined financial information for these joint ventures is summarized below:

	Years ended October 31
	2008	2007	2006
Net revenues	$314	$337	$324
Gross profit	179	193	180
Net earnings	$91	$108	$106

	As of October 31
	2008	2007
Current assets	$43	$77
Long-term assets	28	43
	$71	$120

Current liabilities	$41	$32
Equity	30	88
	$71	$120

26.           Segmented Information

In accordance with SFAS No. 131, “Disclosures About Segments of an Enterprise and Related Information”, the Company discloses financial and descriptive information about its reportable operating segments. Operating segments are components of an enterprise about which separate financial information is available and is regularly evaluated by the chief operating decision maker in deciding how to allocate resources and in assessing performance.

The Company operates within three business segments – MDS Pharma Services (pharmaceutical research services), MDS Nordion (medical isotopes and sterilization technologies), and MDS Analytical Technologies (analytical instruments).  These segments are organized predominantly around the products and services provided to customers identified for the businesses.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies.  There are no significant inter-segment transactions. Segmented earnings are computed by taking the segment’s operating income, interest costs, other expenses and foreign exchange translations. The corporate segment results include the incremental cost of corporate overhead in excess of the amount allocated to the other operating segments, as well as certain other costs and income items that do not pertain to a business segment.

The information presented below is for continuing operations.

Operating results

				Year ended October 31, 2008
	MDS Pharma Services	MDS Nordion	MDS Analytical Technologies	Corporate and Other	Total
Product revenues	$-	$290	$346	$-	$636
Service revenues	482	6	91	-	579
Reimbursement revenues	100	-	-	-	100
Total revenues	582	296	437	-	1,315
Direct cost of products	-	(150)	(237)	-	(387)
Direct cost of services	(356)	(3)	(15)	-	(374)
Reimbursed expenses	(100)	-	-	-	(100)
Selling, general and administration	(127)	(48)	(80)	(25)	(280)
Research and development	-	(3)	(76)	-	(79)
Depreciation and amortization	(35)	(13)	(51)	(1)	(100)
MAPLE Facilities lease reassessment:
Write-off of construction-in-progress	-	(501)	-	-	(501)
Write-off of financial liability	-	160	-	-	160
Other impairment of long-lived assets	(11)	-	-	-	(11)
Impairment of goodwill	(320)	-	-	-	(320)
Restructuring charges - net	(9)	-	(3)	(1)	(13)
Change in fair value of embedded derivatives	1	(15)	-	-	(14)
Other income (expenses) - net	22	(2)	(2)	(7)	11
Equity earnings	-	-	49	-	49
Segment (loss) earnings	$(353)	$(279)	$22	$(34)	$(644)
Capital expenditures	$29	$8	$10	$5	$52

				Year ended October 31, 2007 Restated (Note 2)
	MDS Pharma Services	MDS Nordion	MDS Analytical Technologies	Corporate and Other	Total
Product revenues	$-	$284	$280	$-	$564
Service revenues	477	6	72	-	555
Reimbursement revenues	91	-	-	-	91
Total revenues	568	290	352	-	1,210
Direct cost of products	-	(147)	(213)	-	(360)
Direct cost of services	(332)	(3)	(3)	-	(338)
Reimbursed expenses	(91)	-	-	-	(91)
Selling, general and administration	(130)	(54)	(57)	(24)	(265)
Research and development	-	(4)	(64)	-	(68)
Depreciation and amortization	(35)	(13)	(29)	(2)	(79)
Restructuring charges - net	(28)	-	-	(9)	(37)
Change in fair value of embedded derivatives	-	4	-	-	4
Other income (expenses) - net	(74)	(1)	(6)	(3)	(84)
Equity earnings	-	-	53	-	53
Segment (loss) earnings	$(122)	$72	$33	$(38)	$(55)
Capital expenditures	$48	$8	$8	$7	$71

				Year ended October 31, 2006 Restated (Note 2)
	MDS Pharma Services	MDS Nordion	MDS Analytical Technologies	Corporate and Other	Total
Product revenues	$-	$290	$148	$-	$438
Service revenues	458	5	54	-	517
Reimbursement revenues	105	-	-	-	105
Total revenues	563	295	202	-	1,060
Direct cost of products	-	(147)	(149)	-	(296)
Direct costs of services	(359)	(3)	-	-	(362)
Reimbursed expenses	(105)	-	-	-	(105)
Selling, general and administration	(125)	(51)	(20)	(24)	(220)
Research and development	-	(5)	(48)	-	(53)
Depreciation and amortization	(30)	(15)	(6)	-	(51)
Restructuring charges - net	-	2	-	5	7
Other income (expenses) - net	2	-	5	(7)	-
Equity earnings	(1)	-	54	(4)	49
Segment (loss) earnings	$(55)	$76	$38	$(30)	$29
Capital expenditures	$37	$-	$4	$10	$51

Financial position

As of October 31

			Additions
		Total Assets	Property, Plant and Equipment	Goodwill	Equity Investments
MDS Pharma Services	2008	$390	$29	$-	$-
	2007	835	48	-	3
MDS Nordion	2008	$385	$8	$-	$-
	2007	1,014	8	-	-
MDS Analytical Technologies	2008	$833	$10	$25	$13
	2007	857	8	364	38
Corporate and Other	2008	$264	$5	$-	$5
	2007	537	7	-	11
Total	2008	$1,872	$52	$25	$18
	2007	3,243	71	364	52

Revenues by end-customer location

Years ended October 31

		Canada	US	Europe	Asia	Other	Total
MDS Pharma Services	2008	$17	$297	$249	$17	$2	$582
	2007	26	284	241	15	2	568
	2006	28	288	217	9	21	563
MDS Nordion	2008	$10	$169	$36	$57	$24	$296
	2007	10	162	45	47	26	290
	2006	11	164	45	57	18	295
MDS Analytical Technologies*	2008	$79	$174	$109	$70	$5	$437
	2007	71	151	81	46	3	352
	2006	58	75	37	29	3	202
Total	2008	$106	$640	$394	$144	$31	$1,315
	2007	107	597	367	108	$31	1,210
	2006	97	527	299	95	42	1,060
*Included in Canada is the revenue performed on behalf of the joint venture partners.

Revenues earned outside of Canada, reflecting export sales, along with revenues earned by operating units based outside of Canada, made up approximately 90% of net revenues for 2008. MDS Pharma Services, MDS Nordion and MDS Analytical Technologies contributed 44%, 23% and 33% of total revenues, respectively, in 2008.

Property, plant and equipment by segment and geographical location
As of October 31

		Canada	US	Europe	Asia	Other	Total
MDS Pharma Services	2008	$19	$78	$49	$4	$-	$150
	2007	41	81	54	2	-	178
MDS Nordion	2008	$83	$-	$8	$-	$-	$91
	2007	707	-	6	-	-	713
MDS Analytical Technologies	2008	$14	$9	$-	$2	$-	$25
	2007	15	12	2	2	-	31
Corporate and Other	2008	$35	$-	$-	$-	$-	$35
	2007	53	-	-	-	-	53
Total	2008	$151	$87	$57	$6	$-	$301
	2007	816	93	62	4	-	975

Goodwill by segment and geographical location
As of October 31

		Canada	US	Europe	Total
MDS Pharma Services	2008	$-	$37	$-	$37
	2007	142	246	16	404
MDS Nordion	2008	$2	$-	$-	$2
	2007	2	-	-	2
MDS Analytical Technologies	2008	$10	$403	$-	$413
	2007	12	364	-	376
Total	2008	$12	$440	$-	$452
	2007	156	610	16	782

27.   Commitments and Contingencies

a)    Lease and other commitments

The Company is obligated under non-cancelable operating leases, primarily for its offices and laboratory facilities. These leases generally contain customary scheduled rent increases or escalation clauses and renewal options.

The Company is also obligated under outsourcing agreements related to certain aspects of its information technology and human resources support functions. Actual amounts paid under these outsourcing agreements could be higher or lower than the amounts shown below as a result of changes in volume and other variables. In addition, early termination of these outsourcing agreements by the Company could result in the payment of termination fees, which are not reflected in the table below.

As at October 31, 2008, the Company is obligated under non-cancelable operating leases, primarily for its premises and equipment leases and other long-term contractual commitments to make minimum annual payments of approximately:

	Operating Leases	Other Contractual Commitments
2009	$30	$56
2010	28	41
2011	23	39
2012	18	33
2013	13	19
Thereafter	23	166
	$135	$354

Net rental expense for premises and equipment leases of continuing operations for the year ended October 31, 2008 was $25 million (2007 - $28 million; 2006 - $19 million).

b)    Contractual commitments

Included in other contractual commitments is $279 million associated with long-term supply arrangements, including the Company’s long-term Russian cobalt supply agreements and other long-term commitments primarily with power producers.

Other contractual commitments includes a remaining four-year commitment totaling $54 million (2007 - $67 million) relating to the outsourcing of the information technology infrastructure.

Net sales of certain products of the Company are subject to royalties payable to third parties.   Royalty expense recorded in cost of revenues amounted to $3 million (2007 – $5 million; 2006 – $9 million).

c)    Liability insurance

The Company is self-insured for up to the first $5 million of costs incurred relating to a single liability claim in a year and to
$10 million in aggregate claims arising during an annual policy period.  The Company provides for unsettled reported losses and losses incurred but not reported based on an independent review of all claims made against the Company.  Accruals for estimated losses related to self-insurance were $5 million as of October 31, 2008.

28.   Litigation

Various lawsuits, claims and proceedings of a nature considered normal to its business are also pending against the Company. In the opinion of management, the outcome of such proceedings and litigation currently pending will not materially affect the Company’s consolidated financial statements (Note 31).

29.   Asset Retirement Obligation

In accordance with FIN No. 47, “Accounting for Conditional Asset Retirement Obligations, an interpretation of FASB Statement No. 143”, companies must recognize a liability for the fair value of a legal obligation to perform asset retirement activities that are conditional on a future event if the amount can be reasonably estimated.

The Company has identified an asset retirement obligation relating to future site remediation costs of a facility located in Kanata, Ontario. The Company intends to use the facility for an indeterminate period of time and a liability will be recognized in the period in which sufficient information exists to estimate the range of potential settlement dates that is required to use a present value technique to estimate fair value.

The Company has pledged a C$15.4 million letter of credit in support of future site remediation costs for the Kanata facility.

30.   Financial Instruments and Financial Risk

a)    Foreign currency and interest rate contracts

The Company uses foreign currency forward and option contracts to manage its foreign exchange risk.  Certain Canadian operations of the Company are expected to have net cash inflows in 2008 and subsequent years denominated in US dollars.  The Company enters into foreign exchange contracts to hedge a portion of these cash flows.

The Company will hedge anticipated cash inflows that are expected to occur over its planning cycle, typically no more than 24 months into the future.  Prior to fiscal 2007, the majority of forward contracts entered into by the Company did not qualify as hedges for accounting purposes.

Included in revenues are gains from realized foreign exchange contracts for the year of $2 million (2007 - $4 million; 2006 -
$14 million).  During fiscal 2008, the Company incurred other net foreign exchange gains (losses) of $18 million (2007 - $(16) million; 2006 - $(3) million), which it reported in the consolidated statements of operations.

As at October 31, 2008, the Company had outstanding foreign exchange contracts in place to sell up to $66 million, at a weighted average rate of C$1.036, maturing over the next 12 months.  During fiscal 2008, the Company exited the swap contract and recorded a gain of $2 million (2007 - $1 million, 2006 - nil).

b)    Credit risk

Certain of the Company’s financial assets, including cash and cash equivalents, are exposed to credit risk.  The Company may, from time to time, invest in debt obligations and commercial paper of governments and corporations.  Such investments are limited to those issuers carrying an investment-grade credit rating.  In addition, the Company limits the amount that is invested in issues of any one government or corporation.

The Company is also exposed, in its normal course of business, to credit risk from its customers.  No single party accounts for a significant balance of accounts receivable.   As at October 31, 2008, accounts receivable is net of an allowance for uncollectible accounts of $6 million (2007 - $5 million).

Credit risk on financial instruments arises from the potential for counterparties to default on their contractual obligations to the Company. The Company is exposed to credit risk in the event of non-performance, but does not anticipate non-performance by any of the counterparties to its financial instruments.  The Company limits its credit risk by dealing with counterparties that are considered to be of high credit quality.  In the event of non-performance by a counterparty, the carrying value of the company’s financial instruments represents the maximum amount of loss that would be incurred.

c)    Fair value

Cash and cash equivalents, accounts receivable - net, notes receivable, unbilled revenue, accounts payable and accrued liabilities, and income tax assets and liabilities – these assets and liabilities have short periods to maturity and the carrying values contained in the consolidated statements of financial position approximate their estimated fair value.

As of October 31, 2008 and 2007, the financial instruments classified as long-term investments were carried at amounts that approximate their estimated fair values.  These investments were recorded at their approximate fair value using quoted market prices, the effective or imputed interest rates, or probability-weighted discounted cash flows.

For derivative financial instruments, (foreign exchange and interest rate swap contracts), the carrying amount and fair value as of October 31, 2008 and 2007, are as follows:

	2008 Carrying Amount	2008 Fair Value	2007 Carrying Amount	2007 Fair Value
Net asset (liability) position
Currency forward and option - assets	$1	$1	$7	$7
Currency forward and option - liabilities	$(9)	$(9)	$(12)	$(12)
Interest rate swap and option contracts	$-	$-	$(1)	$(1)

All currency forward contracts were eligible for hedge accounting as at October 31, 2008.

As of October 31, 2008, $9 million of deferred losses on derivative instruments accumulated in other comprehensive income are expected to be reclassified to income during the next 12 months.  In addition, the Company has $1 million of derivative assets on derivative instruments associated with long-term debt that have not been designated as hedges.

In addition to the above derivatives, long-term Russian cobalt supply agreements of $119 million include terms that result in the creation of an embedded currency derivative under SFAS No.133, “Accounting for Derivative Instruments and Hedging Activities” (SFAS No.133). In accordance with SFAS No.133, the Company has determined the value of this derivative and marked it to market as of October 31, 2008.  The supply contract is denominated in US dollars and due to currency movements between the US and Canadian dollar we have recorded an unrealized, mark-to-market loss of $15 million on the contract year to date (2007- $4 million gain).

The Company has other supply agreements containing embedded derivatives with a notional amount of $37 million.  Under SFAS No.133, the unrealized mark-to-market gain for the year ended October 31, 2008 was $1 million.

31.   Subsequent Events

Long-term investments and other assets – Asset Backed Commercial Paper

On December 11, 2008, the Committee announced that an agreement in principle has been reached among various key participants in the ABCP restructuring, which if approved could result in the closure of the restructuring plan for the C$32 billion of affected third-party ABCP in January 2009. On January 12, 2009, the Committee announced that the Court has granted the implementation order of the restructuring plan, and on January 21, 2009, the Committee announced that the restructuring plan had been fully implemented.

Restructuring

On December 17, 2008, the Company announced its intention to restructure its MDS Analytical Technologies business by continuing to migrate certain manufacturing operations to Asia as well as doing other smaller initiatives involving MDS’s other business units. In total, the restructuring is estimated to cost approximately $5 million, including a workforce reduction of approximately 200 persons.

Related party transactions

On November 21, 2008, Applera Corporation, the parent of Applied Biosystems, one of the Company’s mass spectrometer joint-venture partners, merged with Invitrogen Corporation to form Life Technologies Corporation (Life).  The merger and formation of Life has not affected MDS’s joint venture business arrangements.

Litigation

On November 11, 2008, the Company was served with a Statement of Claim related to repeat study costs and mitigation costs of C$5 million and loss of profit of C$30 million.  The Company maintains reserves in respect of study costs as well as errors and omissions insurance.  The Company intends to vigorously defend this action and has assessed this claim and no loss has been recorded.

32.   Differences Between United States and Canadian Generally Accepted Accounting Principles

US GAAP accounting principles used in the preparation of these consolidated financial statements conform in all material respects to Canadian GAAP, except as set out below.

a)     Accounting for equity interests in joint ventures – The Company owns 50% interests in two partnerships that are subject to joint control. Under US GAAP, the Company records its share of earnings of these partnerships as equity earnings. Under Canadian GAAP, the Company proportionately consolidates these businesses. Under the proportionate consolidation method of accounting, MDS recognizes its share of the results of operations, cash flows, and financial position of the partnerships on a line-by-line basis in its consolidated financial statements and eliminates its share of all material intercompany transactions with the partnerships. While there is no impact on net income from continuing operations or earnings per share from continuing operations as a result of this difference, there are numerous presentation differences affecting the disclosures in these consolidated financial statements and in certain of the supporting notes.

b)    Research and development – The Company expenses research and development costs as incurred. Under Canadian GAAP, the Company is required to capitalize development costs provided certain conditions are met. Such capitalized costs are referred to as deferred development costs and are amortized over the estimated useful life of the related products, generally periods ranging from three to five years.

c)     Investment tax credits – The Company records non-refundable investment tax credits as a reduction in current income tax expense in the year in which the tax credits are earned. The majority of non-refundable investment tax credits earned by MDS are related to research and development expenditures. Under Canadian GAAP, non-refundable investment tax credits are recorded as a reduction in the expense or the capital expenditure to which they relate.

d)    Embedded derivatives – Under SFAS No.133, “Accounting for Derivative Instruments and Hedging Activities” (SFAS No. 133), certain contractual terms are considered to behave in a similar fashion to a derivative contract and parties to the contracts are therefore required to separate the accounting for these embedded derivatives from the accounting for the host contract. Once separated, these embedded derivatives are subject to the general derivative accounting guidelines outlined in SFAS No.133, particularly the requirement to mark these derivatives to market. For MDS, these terms typically relate to the currency in which the contract is denominated. Although Canadian GAAP is largely aligned with SFAS No. 133 for most embedded derivatives, Canadian GAAP provides exemptions for contracts that are written in a currency that is not the functional currency of one of the substantial parties to the contract but which is a currency in common usage in the economic environment of one of the contracting parties. The Company has elected to use this exemption available under Canadian GAAP in accounting for certain cobalt supply contracts entered into with a supplier located in Russia. The affected contracts are denominated in US dollars.

e)     Currency forward and option contracts – The Company currently designates the majority of the forward foreign exchange contracts it enters into as hedges of future anticipated cash inflows. In prior years, these contracts did not qualify for treatment as hedges and, accordingly, such contracts were carried at fair value and changes in fair value were reflected in earnings. Under Canadian GAAP, all such contracts were eligible for hedge accounting, and as a result, gains and losses on these contracts were deferred and recognized in the period in which the cash flows to which they relate were incurred.

f)     Comprehensive income – The Company prepares statements of other comprehensive income and accumulated other comprehensive income and discloses these statements with the same prominence as its consolidated financial statements. Under Canadian GAAP, statements of other comprehensive income and accumulated other comprehensive income were not required for years prior to the Company’s 2007 fiscal year.

g)     Pensions – The net funded status of pension plans sponsored by a company are fully reflected in the consolidated assets or liabilities of the Company. The amount by which plan assets exceed benefit obligations or benefit obligations exceed plan assets, on a plan-by-plan basis, is reflected as an increase in assets or liabilities, with a corresponding adjustment to accumulated other comprehensive income.  Under Canadian GAAP, only the net actuarial asset or liability is reflected in the consolidated financial statements.

h)    Stock-based compensation – Under US GAAP, certain equity-based incentive compensation plans are accounted for under the liability method using a fair value model to determine the amount of the liability at each period end.  Under Canadian GAAP, these plans are accounted for under the liability method using intrinsic value to measure the liability at each period end.

i)              As discussed in Note 3, the Accounting Standards Board in Canada and the CSA have announced that domestic issuers will be required to adopt IFRS for fiscal years beginning on or after January 1, 2011.  However, domestic issuers who are also SEC registrants, like MDS, will be able to continue to report under US GAAP.

Consolidated Statement of Financial Position
As of October 31	2008 US GAAP	Reconciling Adjustments	Reference	2008 Canadian GAAP
Assets
Current assets
Cash and cash equivalents	$120	$8	a	$128
Accounts receivable, net	264	1	a	265
Notes receivable	72	-		72
Unbilled revenue	86	-		86
Inventories, net	85	4	a	89
Income taxes recoverable	61	-		61
Current portion of deferred tax assets	20	-		20
Prepaid expenses and other	17	(1)	d	16
Assets held for sale	6	-		6
Total current assets	731	12		743

Restricted cash	13	-		13
Property, plant and equipment, net	301	3	a	304
Deferred tax assets	95	-		95
Long-term investments and other assets	125	14	a,b,g	139
Goodwill	452	1	b,c	453
Intangible assets, net	155	12	a	167
Total assets	$1,872	$42		$1,914

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable and accrued liabilities	$267	$2	a,d,e,h	$269
Current portion of deferred revenue	79	-		79
Income taxes payable	1	1	a	2
Current portion of long-term debt	19	-		19
Current portion of deferred tax liabilities	4	-		4
Total current liabilities	370	3		373

Long-term debt	263	-		263
Deferred revenue	10	-		10
Other long-term obligations	31	1		32
Deferred tax liabilities	108	14	g,h	122
Total liabilities	782	18		800

Shareholders’ equity
Share capital	489	12	h	501
Additional paid in capital	75	(75)	h	-
Retained earnings	301	89	b,d,g,h	390
Accumulated other comprehensive income	225	(2)	a,f,g	223
Total shareholders’ equity	1,090	24		1,114
Total liabilities and shareholders’ equity	$1,872	$42		$1,914

Consolidated Statement of Financial Position
As of October 31	2007 US GAAP Restated (Note 2)	Reconciling Adjustments	2007 Canadian GAAP Restated (Note 2)
Assets
Current assets
Cash and cash equivalents	$222	$13	$235
Short-term investments	102	-	102
Accounts receivable	287	(3)	284
Unbilled revenue	99	-	99
Inventories, net	128	6	134
Income taxes recoverable	54	-	54
Current portion of income taxes	45	-	45
Prepaid expenses and other	22	(1)	21
Assets held for sale	1	-	1
Total current assets	960	15	975

Restricted cash	13	-	13
Property, plant and equipment, net	975	4	979
Deferred tax assets	4	-	4
Long-term investments and other assets	290	(6)	284
Goodwill	782	15	797
Intangible assets, net	219	18	237
Total assets	$3,243	$46	$3,289

Liabilities and Shareholders’ Equity
urrent liabilities
Accounts payable and accrued liabilities	$384	$7	$391
Current portion of deferred revenue	71	-	71
Income taxes payable	57	-	57
Current portion of long-term debt	94	-	94
Current portion of deferred tax liabilities	10	-	10
Total current liabilities	616	7	623

Long-term debt	290	-	290
MAPLE financial liability	161	-	161
Deferred revenue	17	(1)	16
Other long-term obligations	30	(1)	29
Deferred tax liabilities	188	14	202
Minority interest	-	1	1
Total liabilities	1,302	20	1,322

Shareholders’ equity
Share capital	493	9	502
Additional paid-in capital	72	(72)	-
Retained earnings	880	103	983
Accumulated other comprehensive income	496	(14)	482
Total shareholders’ equity	1,941	26	1,967
Total liabilities and shareholders’ equity	$3,243	$46	$3,289

Consolidated Statement of operations
Year ended October 31
	2008 US GAAP	Reconciling Items	2008 Canadian GAAP	Reference
Revenues
Products and services	$1,215	$27	$1,242	a
Reimbursement revenues	100	-	100
Total revenues	1,315	27	1,342

Costs and expenses
Direct cost of products	(387)	-	(387)
Direct cost of services	(374)	11	(363)	a,b,c
Reimbursed expenses	(100)	-	(100)
Selling, general and administration	(280)	(1)	(281)	a,e,h
Research and development	(79)	35	(44)	a,b,c
Depreciation and amortization	(100)	(13)	(113)	a,b
MAPLE Facilities lease reassessment:
Write-off of construction-in-progress	(501)	-	(501)
Write-off of financial liability	160	-	160
Other impairment of long-lived assets	(11)	-	(11)
Impairment of goodwill	(320)	(20)	(340)	b,c
Restructuring charges - net	(13)	-	(13)
Change in fair value of embedded derivatives	(14)	15	1	d
Other income (expenses) - net	11	3	14	b
Total costs and expenses	(2,008)	30	(1,978)

Operating (loss) income from continuing operations	(693)	57	(636)

Interest expense	(18)	-	(18)
Interest income	16	-	16
Change in fair value of interest rate swaps	2	-	2
Equity earnings (loss)	49	(49)	-	a
(Loss) income from continuing operations before income taxes	(644)	8	(636)

Income tax (expense) recovery
- current	(40)	(18)	(58)	c
- deferred	131	(4)	127
Net (loss) income	$(553)	$(14)	$(567)

Basic (loss) income per share - from continuing operations	$(4.54)	$(0.11)	$(4.65)
Basic (loss) income per share	$(4.54)	$(0.11)	$(4.65)

Diluted (loss) income per share - from continuing operations	$(4.54)	$(0.11)	$(4.65)
Diluted (loss) income per share	$(4.54)	$(0.11)	$(4.65)

Consolidated Statements Of Operations
Year ended October 31
	2007 US GAAP Restated (Note 2)	Recon. Items	2007 Canadian GAAP Restated (Note 2)	2006 US GAAP Restated (Note 2)	Recon. Items	2006 Canadian GAAP Restated (Note 2)
Revenues
Products and services	$1,119	$43	$1,162	$955	$47	$1,002
Reimbursement revenues	91	-	91	105	-	105
Total revenues	1,210	43	1,253	1,060	47	1,107
Costs and expenses
Cost of revenues	(698)	4	(694)	(658)	14	(644)
Reimbursed expenses	(91)	-	(91)	(105)	-	(105)
Selling, general and administration	(265)	(5)	(270)	(220)	(5)	(225)
Research and development	(68)	39	(29)	(53)	35	(18)
Depreciation and amortization	(79)	(12)	(91)	(51)	(12)	(63)
Restructuring charges - net	(37)	(3)	(40)	7	-	7
Change in fair value of embedded derivatives	4	(4)	-	-	-	-
Other expense - net	(84)	7	(77)	-	25	25
Total costs and expenses	(1,318)	26	(1,292)	(1,080)	57	(1,023)
Operating (loss) income from continuing operations	(108)	69	(39)	(20)	104	84
Interest expense	(15)	(1)	(16)	(14)	-	(14)
Interest income	25	-	25	15	-	15
Change in fair value of interest rate swaps	1	-	1	-	-	-
Equity earnings (loss)	53	(53)	-	49	(49)	-
(Loss) income from continuing operations before income taxes	(44)	15	(29)	30	55	85
Income taxes (expense) recovery
- current	25	(18)	7	65	(78)	(13)
- deferred	(6)	2	(4)	(43)	30	(13)
(Loss) income from continuing operations	(25)	(1)	(26)	52	7	59
Income from discontinued operations - net of income taxes	806	-	806	98	-	98
Net income (loss)	$781	$(1)	$780	$150	$7	$157
Basic earnings (loss) per share: - from continuing operations	$(0.19)	$(0.01)	$(0.20)	$0.36	$0.06	$0.42
- from discontinued operations	6.12	-	6.12	0.68	-	0.68
Basic earnings (loss) per share	$5.93	$(0.01)	$5.92	$1.04	$0.06	$1.10

Diluted earnings (loss) per share: - from continuing operations	$(0.19)	$(0.01)	(0.20)	$0.36	$0.06	$0.42
- from discontinued operations	6.11	-	6.11	0.68	-	0.68
Diluted earnings (loss) per share	$5.92	$(0.01)	$5.91	$1.04	$0.06	$1.10

	2008	2007 Restated (Note 2)	2006 Restated (Note 2)
Net (loss) income from continuing operations in accordance with US GAAP	$(553)	$(25)	$52
Canadian GAAP adjustments:
Deferred development costs - net	7	8	4
Deferred development costs written off	(2)	(3)	-
Mid term incentive plan reversal	2	(6)	-
Change in fair value of embedded derivatives	15	(4)	-
Defined benefit pension plans	(10)	4	-
Unrealized gains on foreign exchange contracts and interest rate swaps	-	-	5
Impairment of goodwill	(20)	-	-
Reduction in income tax expense arising from GAAP adjustments	(6)	-	(2)
Net (loss) income from continuing operations in accordance with Canadian GAAP	(567)	(26)	59
Income from discontinued operations in accordance with Canadian and US GAAP - net of tax	-	806	98
Net (loss) income in accordance with Canadian GAAP	$(567)	$780	$157

Basic (loss) earnings per share in accordance with Canadian GAAP
- from continuing operations	$(4.65)	$(0.20)	$0.42
- from discontinued operations	-	6.12	0.68
Basic (loss) earnings per share	$(4.65)	$5.92	$1.10

Diluted (loss) earnings per share in accordance with Canadian GAAP
- from continuing operations	$(4.65)	$(0.20)	$0.42
- from discontinued operations	-	6.11	0.68
Diluted (loss) earnings per share	$(4.65)	$5.91	$1.10

Management of Capital

During fiscal 2008, the Company adopted CICA Section 1535, “Capital Disclosures”, to enable users of its financial statements to understand the Company’s objectives, policies, and processes for managing its capital.

MDS’s objective when managing its capital is to ensure that the Company has adequate capital to achieve its business plans, maintain a flexible capital structure that optimizes the cost of capital at an acceptable risk level, and supports the creation of shareholder value.  The Company has a capital structure comprised of shareholders’ equity and long-term debt.

The Company manages its capital and makes adjustments considering changes in economic conditions, financial markets, and the risk characteristics of its business segments.  In order to maintain or adjust the capital structure, the Company may adjust the type of capital utilized, including purchase versus lease decisions, issuance or repayment of debt, and issuance or repurchase of equity securities, all subject to market conditions and the terms of the underlying third party agreements.  As a result of MDS’s cumulative net loss as of October 31, 2008, a debt covenant restricts the Company from making dividend payments or share repurchases for the foreseeable future.

The Company monitors its capital on the basis of long-term debt to total capital. For debt covenant purposes, this ratio is monitored in Canadian dollars under Canadian GAAP.

Recent Canadian Accounting Pronouncements

a)     The CICA issued Section 3031, “Inventories”, which replaces existing Section 3030 and harmonizes the Canadian standards related to inventories with International Financial Reporting Standards.  The new Section includes changes to the measurement of inventories, including guidance on costing, impairment testing, and disclosure requirements. The Company is required to adopt this section on November 1, 2008 and is currently evaluating the effects that the adoption of Section 3031 will have on its consolidated results of operations and financial condition and is not yet in a position to determine such effects.

b)
The CICA issued Section 3862, “Financial Instruments – Disclosure” and Section 3863, “Financial Instruments – Presentation” to replace Section 3861, “Financial Instruments – Disclosure and Presentation”.  These sections affect disclosures only. The Company adopted these sections effective November 1, 2007.

c)     The CICA issued Section 3064, “Goodwill and Intangible Assets”, which provides criteria for recognizing goodwill and intangibles assets. Intangible assets not meeting the criteria in Section 3064 are derecognized on transition. In other cases, Section 3064 is to be applied prospectively. The Company is required to adopt this section on November 1, 2008 and is currently evaluating the effects that the adoption of Section 3064 will have on its consolidated results of operations and financial condition and is not yet in a position to determine such effects.

33.   Comparative figures

Certain figures for the previous years have been reclassified to conform with the current year’s consolidated financial statement presentation.